Form 10-K, Exhibit 13
period 1996-02-03
DESIGNS INC
filed 1996-05-03
CIK 813298

                                                                    EXHIBIT 13
                                        TABLE OF CONTENTS

                               1  Corporate Profile

                               3  Store Formats

                               4  Letter to Shareholders

                               7  The Year in Review

                               9  Building for the Future

                              16  Selected Financial Data

                              17  Management's Discussion and Analysis

                              22  Consolidated Financial Statements

                              26  Notes to Consolidated Financial Statements

                              37  Corporate and Shareholder Information


[LOGO]
ANNUAL REPORT 1995
(Year ended February 3, 1996)

Designs, Inc. is a specialty retailer that provides internationally recognized, quality branded merchandise in a manner which creates a shopping experience that satisfies our target customers' casual lifestyle requirements. This is done through channels of distribution aimed at our customers, in an environment which optimizes our associates' and shareholders' satisfaction.

Based in Needham, Massachusetts, Designs, Inc. opened its first Designs store in 1977, selling exclusively Levi Strauss & Co. apparel and accessories. In 1994, the company expanded its brand offering with the Timberland[Registered Trademark] brand, as part of a strategy to offer a broader merchandise selection to customers. In 1995, Designs, Inc. completed a joint venture agreement with Levi Strauss & Co. to own and operate retail stores throughout
11 northeast states and the District of Columbia, further strengthening the long-standing relationship between the two companies. In 1995, Designs, Inc. completed the purchase of the Boston Traders[Registered Trademark] brand as the next step in developing an exclusive brand to augment existing product lines. The company operates 157 full-price and outlet stores located throughout the United States in enclosed regional shopping malls, urban locations and outlet centers.


                                              1 Designs, Inc. Annual Report 1995

[PHOTO: INSIDE VIEW OF ORIGINAL LEVI'S[REGISTERED TRADEMARK] STORE LOCATED IN
  NEW YORK CITY, NEW YORK]

[PHOTO: INSIDE VIEW OF A ORIGINAL LEVI'S[REGISTERED TRADEMARK] STORE]

STORE FORMATS

Designs stores feature merchandise for men and women, including
Levi's[Registered Trademark] brand traditional denim products and Dockers[Registered Trademark] brand casual apparel. The well-known, established Boston Traders[Registered Trademark] brand, acquired in May 1995, provides an exclusive brand to complement and strengthen the merchandise mix.

[PHOTO: INSIDE VIEW OF A BOSTON TRADERS[REGISTERED TRADEMARK] OUTLET STORE]

Levi's[Registered Trademark] Outlet by Designs stores, located in manufacturers' outlet centers in the eastern half of the United States, target the value-conscious consumer. The Levi's[Registered Trademark] Outlets offer selected Levi Strauss & Co. merchandise from the Levi's[Registered Trademark] and Dockers[Registered Trademark] brand product lines, including manufacturing overruns, discontinued lines, irregulars and end-of-season merchandise.

Original Levi's[Registered Trademark] Stores, located in upscale malls and urban locations, focus on the Levi's[Registered Trademark] brand jeans customer. In addition to traditional men's and women's products, Original Levi's[Registered Trademark] Stores offer SilverTab[Trademark] products, exclusive merchandise from Levi's[Registered Trademark] Europe and Levi's Personal Pair[Registered Trademark] individually fitted jeans for women. The Original Levi's[Registered Trademark] Stores are operated in a joint venture between wholly-owned subsidiaries of Designs, Inc. and Levi Strauss & Co.
The joint venture also operates Levi's[Registered Trademark] Outlet stores that sell only Levi's[Registered Trademark] brand products, including close-out products of the Original Levi's[Registered Trademark] Stores.

[PHOTO: INSIDE VIEW OF A DESIGN'S STORE]

Boston Traders[Registered Trademark] outlet stores offer Boston
Traders[Registered Trademark] brand product lines to the value-conscious consumer. The Boston Traders[Registered Trademark] outlet stores, located in manufacturers' outlet centers throughout the United States, feature end-of-season and close-out Boston Traders[Registered Trademark] brand product lines from the Designs stores.


                                              3 Designs, Inc. Annual Report 1995

To Shareholders and Valued Designs Associates:

Fiscal 1995, my first full year as Chief Executive Officer, has been a year focused on my commitment to strengthen the long-term performance of our company. Our vision is to provide internationally recognized, quality branded merchandise in a manner that creates a shopping experience that satisfies our target customers' casual lifestyle. We endeavor to fulfill and exceed our customers' expectations for quality, selection and value, supported by superior customer service. As shareholders and fellow associates , you should be proud of the progress we have made to differentiate ourselves as a specialty retailer of internationally recognized, quality branded merchandise.

During my 20 years at Designs, we have prospered through a multitude of changes in the retail industry. Change occurred through evolving customer demand and preferences, new specialty retail formats, department store consolidations, mass merchant growth and new technology.

[PHOTO: JOEL H. REICHMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER]

We believe that it has been an advantage to have retail formats that target various customer preferences. In the malls, we have the Designs and Original Levi's[Registered Trademark] Stores (in our joint venture with a subsidiary of Levi Strauss & Co.). Our Levi's[Registered Trademark] Outlet by Designs, Boston Traders[Registered Trademark] and joint venture Levi's[Registered Trademark] Outlet stores are in manufacturers' outlet centers throughout the United States. In key urban locations, such as New York, Boston and Washington, D.C. we operate Original Levi's[Registered Trademark] Stores in the joint venture.

As mall-based retailing has become highly competitive and promotional, we made a decision to change our focus in the malls. We decided to become a vertically integrated retailer. Vertical integration, that is to design, source and distribute our own products, presents us with a greater gross margin opportunity than previously. This past year Designs made significant progress toward achieving one of the primary goals inherent in our vision: to expand our horizons beyond being a single vendor retailer and to become a vertically integrated retailer of quality branded casual apparel.

In May 1995, we acquired the Boston Traders[Registered Trademark] brand. Through the Boston Traders[Registered Trademark] brand we will complement the product lines we already offer with high quality tops, sweaters, outerwear and accessories. I believe that the Boston Traders[Registered Trademark] brand acquisition reduced the time and expense usually associated with developing a line of branded casual apparel. With an expanded product offering, our Designs stores present us with the opportunity for an improved tops-to-bottoms sales ratio, enhanced margins and sales improvements. Historically, the authentic Boston Traders[Registered Trademark] brand line of tops, sweaters and outerwear enjoyed excellent customer recognition and awareness. Founded in 1967, we believe in the inherent brand equity and reputation of the Boston Traders[Registered Trademark] brand name.

In September 1995, Mark Lisnow joined us as Senior Vice President of Merchandising as part of our long-term plan to establish the Boston Traders[Registered Trademark] brand as a product leader. Mark immediately organized our merchandising department along brand lines and began to assemble an experienced product development and sourcing group. Led by Neal Vantosky, formerly Senior Vice President of Product Development and Design for Gap, Inc., our New York City based design, development and sourcing team was fully operational in December 1995.

The Boston Traders[Registered Trademark] brand product team designed and is in full scale production of a Fall 1996 line that is scheduled to be in all of our Designs stores in September 1996. This same team is also focusing on enhancing the Boston

4 Designs, Inc. Annual Report 1995

[WATERMARK: TEAM EFFORT]

[PHOTO: OUTSIDE VIEW OF LEVI'S[REGISTERED TRADEMARK] OUTLET STORE IN FREEPORT,
  MAINE]
[PHOTO: OUTSIDE VIEW OF BOSTON TRADERS[REGISTERED TRADEMARK] OUTLET STORE IN
  GURNEE MILLS, ILLINOIS]


Traders[Registered Trademark] brand product offering, packaging, labeling, logos and other brand enhancements for presentation in Spring 1997. Our store design and construction team is working closely with the brand team to test complementary fixtures, visual presentation formats and, ultimately, a unique store environment designed to optimize customer acceptance of and bring a new focus to the Boston Traders[Registered Trademark] brand and product lines. Our estimated $5.0 million annual investment in the product development, sourcing and logistics resources needed to implement our Boston Traders[Registered Trademark] brand strategy is partially reflected in the results for this past year and is expected to remain an ongoing component of our future overhead. The return from this investment will shape our company's future.

[WATERMARK: STRONG MANAGEMENT]

[WATERMARK: RECOGNIZED BRANDED MERCHANDISE]

It is important to keep in mind that we are building our own brand and establishing ourselves as a vertically integrated retailer from a position of strength, leveraging our traditional customer base that recognizes us as a retailer of Levi Strauss & Co. merchandise. We are pleased with the progress of our joint venture partnership and we plan to expand the number of stores under the joint venture through fiscal year 1999. This strong base, along with our solid financial resources, should allow us to undertake our transition to a successful vertically integrated retailer. Once we have developed the new Boston Traders[Registered Trademark] brand product lines and the new brand imaging is in place, we plan to expand this unique concept throughout the United States as we continue to build brand equity and grow the retail presence of the Boston Traders[Registered Trademark] brand. We will capitalize on our strengths as we invest in our long-term strategy for future growth.

[WATERMARK: SPECIALTY RETAIL STORES]

During a year characterized by weak consumer demand for apparel, with corresponding sales and earnings results for both the "Back to School" and "Holiday" seasons, we managed expenses well and maintained a strong balance sheet while funding 10 new store openings and eight remodels. In addition, we acquired 33 Boston Traders[Registered Trademark] outlets and assembled the team that is launching the Boston Traders[Registered Trademark] brand.

[WATERMARK: MERCHANDISE MIX]

We achieved record sales this past year of $301.1 million, a 13 percent increase over fiscal 1994. Comparable store sales increased a half of a percent for the year. Net income for the 53-week year was $9.8 million, or $0.62 per share, compared with the prior year's 52-week net income of $16.9 million, or $1.06 per share. Both fiscal 1995 and 1994 reflect non-recurring pretax income of $2.2 million, or $0.08 per share, and $4.2 million, or $0.16 per share, respectively. Adjusting for this non-recurring income, comparative earnings per share were $0.54 this year and $0.90 for last year.

As we look ahead, we are fully committed to our vision of establishing our specialty retail stores as a source for internationally recognized, quality branded merchandise, predominantly featuring our exclusive Boston Traders[Registered Trademark] brand. Our ability to deliver the right combination of value, quality and selection to the customer is supported by strong management and dedicated associates. We are committed to our associates by providing a "people-first" work culture that encourages initiative and innovation and rewards excellence. We are committed to our corporate values and we regard the knowledge, creativity and expertise of our associates as one of the significant competitive advantages that will affect our future growth.

[WATERMARK: SUPERIOR CUSTOMER SERVICE]

                                              5 Designs, Inc. Annual Report 1995

[WATERMARK: CASUAL LIFESTYLE]

[PHOTO: STORE FRONT VIEW OF DESIGNS STORE IN MANCHESTER, NEW HAMPSHIRE]

With our plans for growth come opportunities. We are committed to enhancing long-term value for our shareholders by strengthening our company and its financial performance. Future earnings growth over time will require a combination of increased comparable store sales, improved gross margins, incremental revenue generated from the opening of new stores, and continued monitoring and controlling of expenses.

Fiscal 1996 will continue to be one of building for the future. We will continue to move forward with the development of our Boston Traders[Registered Trademark] brand product lines and new store format. Once consumer acceptance of the new product lines has been established, we believe that the Boston Traders[Registered Trademark] brand will attract the finest mall and urban locations in the country, where we plan to grow and expand our presence. Our store expansion plans for 1996 will focus on the joint venture, with up to 10 new stores planned for the year.

[WATERMARK: DEDICATED ASSOCIATES]

We continue our long tradition of innovation in technology and education. We have recently upgraded our information systems hardware, merchandise management software and point of sale register systems to keep us in line with retail technology trends. These systems will provide our merchants and our store management team with enhanced information and management systems with which to leverage their resources, grow our business and respond to our customers' needs with greater speed and customized service. Our commitment to training our associates is stronger than ever and this year we brought into our company a new Director of Training to keep us at the leading edge of educational trends. Our people and their knowledge will be a critical and differentiating asset as we proceed with our long-term plans.

[WATERMARK: VERTICAL INTEGRATION]

In order to provide shareholders with more timely information and reduce production and distribution costs, we have established the Designs, Inc. Shareholder Information Line. By dialing 1-888-DESI-333, shareholders can hear a summary of Designs' most recent financial information and major news developments, including monthly sales and quarterly earnings releases. In addition, the shareholder information line enables shareholders to request financial information via mail or fax.

[WATERMARK: TECHNOLOGY AND EDUCATION]

Retail means change and I do not believe that any successful company rests on its laurels and past accomplishments. That is why we are building the vertically integrated Boston Traders[Registered Trademark] brand. In doing this, we are positioning Designs, Inc. to do what we do best: serve our customers. We will continue to seek out and satisfy our customers' wants and needs, solidifying our relationship with them, communicating with them, keeping their business and growing our customer base. To do this, we must become a product leader and we have focused our people, our energy and our resources on achieving this goal. This will strengthen our company, making it a place people want to shop, invest and work in, now and in the future.

[WATERMARK: FINANCIAL RESOURCES]

Sincerely,

[WATERMARK: QUALITY, SELECTION AND VALUE]

Joel H. Reichman
President and Chief Executive Officer

April 5, 1996

6 Designs, Inc. Annual Report 1995

                               THE YEAR IN REVIEW

In January, Designs, Inc. introduced its new corporate logo, representing the company's confident spirit and progressive energy. It also reflects Designs, Inc.'s vision and strategy of establishing the company's specialty retail stores as a source for superior-quality branded casual apparel.

Designs, Inc. announced the appointment of William D. Richins as Chief Financial Officer effective April, 1995.

[PHOTO: A PAIR OF TIMBERLAND SHOES]

Designs, Inc. announced the signing of a purchase and sale agreement for certain assets of Boston Trading Ltd., Inc. to further establish the Designs stores as a source for superior-quality branded apparel. The assets acquired, at a cost of $6.0 million, included Boston Traders[Registered Trademark] and 18 other brand names, inventory and 33 existing Boston Traders[Registered Trademark] outlet store locations.

In May, the company's Board of Directors adopted a Shareholder Rights Plan designed to enhance the Board's ability to protect shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive attempt to take over Designs, Inc. is made in the future. Also in May, Designs, Inc. completed its acquisition of certain assets of Boston Trading Ltd., Inc.

In September, Designs, Inc. announced the appointment of Mark S. Lisnow as Senior Vice President of Merchandising, to lead the merchandising and product development teams. Both teams will play an integral role in the development of the Boston Traders[Registered Trademark] brand product lines and the overall execution of Designs, Inc.'s strategy to establish the company as a superior-quality casual apparel retailer.

The company's joint venture Original Levi's[Registered Trademark] Store, located at 57th Street and Fifth Avenue in Manhattan, was awarded first place in the "Retail Store of the Year" design competition in the category of "Apparel Store over 10,000 Square Feet." The design competition was sponsored by CHAIN STORE AGE EXECUTIVE MAGAZINE.

[PHOTO: WOMAN IN LEVI'S[REGISTERED TRADEMARK] KNEELING ON CHAIR WITH MAN IN
  LEVI'S[REGISTERED TRADEMARK]]

[PHOTO: LEVI'S[REGISTERED TRADEMARK] JEAN JACKET]

In December, the company appointed J. Neal Vantosky as Vice President of Product Development, to direct the New York product development and sourcing office and oversee the designing and repositioning of the Boston Traders[Registered Trademark] brand product lines.

Also in December, Designs, Inc.'s product development and sourcing team, based in the company's office in New York City, was completely assembled, bringing together a talented team of seasoned veterans with significant experience in designing and sourcing private-label merchandise.

                                              7 Designs, Inc. Annual Report 1995

[PHOTO: INSIDE VIEW OF SILVERTAB[TRADEMARK] SECTION OF MANCHESTER, NEW
  HAMPSHIRE DESIGNS STORE]

[PHOTO: PAIR OF LEVI'S[REGISTERED TRADEMARK] 501[REGISTERED TRADEMARK] JEANS]

For nearly twenty years, Designs, Inc. has maintained a pledge to its customers: to offer quality branded merchandise, value and service. We have prospered by knowing our customer and responding to his or her needs. This commitment has formed the cornerstone of our accomplishments, prepared us for future growth and positioned us well to pursue emerging opportunities.

[PHOTO: WOMAN LEANING AGAINST STOOL]
[CAPTION: FOR NEARLY TWENTY YEARS, DESIGNS, INC. HAS MAINTAINED A PLEDGE TO ITS
  CUSTOMERS: TO OFFER QUALITY BRANDED MERCHANDISE, VALUE AND SERVICE.]

CAPITALIZING ON OUR STRENGTHS

By sustaining our commitment to our customers, we believe we will continue to succeed as consumer and societal trends place increasing pressure on retailers. In general, customers are allocating less disposable income to apparel purchases, thus placing pressure on retailers to offer increasingly competitive pricing, value and selection to attract each dollar spent. Retail organizations must be able to respond quickly as the importance and rate of change in technology accelerate, creating customers who are more technologically aware and advanced. In light of faster-paced lifestyles and increased time pressure, customers also are seeking greater ease and convenience in their shopping experience. One trend is certain to remain constant: customers will continue to demand quality and value, accompanied by excellent service and competitive prices.

At Designs, Inc. we remain focused on our vision: to be a specialty retailer that provides internationally recognized, quality branded merchandise in a manner which creates a shopping experience that satisfies our target customers' casual lifestyle requirements. Designs, Inc. has a number of strengths that support this vision: extensive expertise in merchandising quality casual apparel; financial strength, as reflected in our balance sheet and cash flow; a customer base that appreciates the quality and value of recognized brand names; a strong, long-standing relationship with Levi Strauss & Co.; and a business strategy that incorporates new elements and leverages our traditional strengths to reposition the company in a new, stronger way.

Designs, Inc. is engaged in a multi-year effort to apply our strength and expertise as a retail merchandiser, developing our Boston Traders[Registered Trademark] brand and establishing ourselves as a vertically integrated retailer. More than a year ago, we identified our need to have a strong private label brand


                                              9 Designs, Inc. Annual Report 1995

[PHOTO: DOCKERS[REGISTERED TRADEMARK] SECTION OF THE DESIGNS STORE IN
  MANCHESTER, NEW HAMPSHIRE]

that would accomplish two important objectives. First, it should expand our presence in product lines underrepresented in our merchandise mix, such as tops, sweaters and outerwear, while complementing the other brands we offer. Second, it should give us the ability to provide value to our customers, yet create the opportunity for improved margins and profitability for our stores.

[PHOTO: LEVI'S[REGISTERED TRADEMARK] SHIRTS]
[CAPTION: IN KEEPING WITH OUR VISION OF WHO WE ARE, OUR STRATEGY SUPPORTS AND
  ENHANCES OUR COMMITMENT TO OFFER OUR CUSTOMERS QUALITY, SELECTION AND VALUE.]

Our merchandising experience led us to focus on and acquire the Boston Traders[Registered Trademark] brand. This acquisition also underscores our financial strength. We were able to acquire Boston Traders[Registered Trademark] and invest the capital and operating resources necessary to realize the potential that we perceive in the Boston Traders[Registered Trademark] brand. To date, this has included recruiting top-notch talent in product development, sourcing, logistics and merchandising to develop a new, updated Boston Traders[Registered Trademark] brand product line, including distinctive packaging and labeling for the brand. We also are redefining the brand identity for Boston Traders[Registered Trademark], including redesigning the logo and developing new store visual merchandising and fixturing to showcase the Boston Traders[Registered Trademark] brand product lines.

With a vision in place, high-quality brand name product lines offered in customer-friendly store formats, a sound balance sheet, and the help of our committed and talented associates, we believe that we will be able to execute our strategy effectively. In keeping with our vision of who we are, our strategy supports and enhances our commitment to offer our customers quality, selection and value.

FOCUSING ON GROWTH OPPORTUNITIES

Our strategy is to develop and market the Boston Traders[Registered Trademark] brand and new store design, establishing our exclusive private-label brand as an internationally known consumer brand with a unique identity.

We have set out to build upon the 25-year history and reputation of the well-known Boston Traders[Registered Trademark] brand of casual apparel, to ensure that our customers can continue to rely on it for quality, fit and style. It is our goal to have our Boston Traders[Registered Trademark] brand product lines be known as comfortable, classic clothing that is honest, authentic and functional. At the same time, the product lines will be modern,

10 DESIGNS, INC. ANNUAL REPORT 1995

[PHOTO: MAN AND WOMAN POSING IN KHAKIS AND SWEATERS]
[CAPTION: WE HAVE SET OUT TO BUILD UPON THE 25-YEAR HISTORY AND REPUTATION OF
  THE WELL-KNOWN BOSTON TRADERS[REGISTERED TRADEMARK] BRAND OF CASUAL APPAREL, TO ENSURE THAT OUR CUSTOMERS CAN CONTINUE TO RELY ON IT FOR QUALITY, FIT AND STYLE.]

[PHOTO: MAN AND CHILD POSING IN CASUAL APPAREL]
[CAPTION: WE BELIEVE THAT OUR DEDICATION TO PROVIDING THE CUSTOMER WITH A
  PRODUCTIVE, ENJOYABLE SHOPPING EXPERIENCE WILL HELP TO FOSTER LOYALTY TO OUR STORES AND ULTIMATELY CONTRIBUTE TO OUR...COMPANY'S SUCCESS.]

[PHOTO: INSIDE VIEW OF BOSTON TRADERS[REGISTERED TRADEMARK] OUTLET STORE,
  GURNESS MILLS, ILLINOIS]

eclectic and innovative, giving the customer a chance to reveal his or her own personality and sense of style.

Together with our other branded product lines, our balanced Boston Traders[Registered Trademark] brand merchandise assortment for men and women will provide a complete casual lifestyle wardrobe for our customers. It will establish our stores as the source to fulfill all of their casual apparel needs and it will build consumer loyalty for the Boston Traders[Registered Trademark] brand. It also will establish a strategic niche within the retail industry for Designs, Inc.

Controlling and managing our own private brand presents opportunities for growth and expansion. With a broader merchandise selection, we hope to increase sales and improve the tops-to-bottoms sales ratio with incremental sales of shirts, sweaters and knitwear. We also have a unique opportunity to reposition the image of the Boston Traders[Registered Trademark] brand, creating a distinct line of high-quality casual apparel that is intended to allow us to extend our new store format and presence into new markets.

CREATING A DISTINCTIVE SHOPPING EXPERIENCE

In addition to our merchandising strategy, we continue to develop our store design and fixturing to showcase our product lines. We want our stores to be attractive, exciting and inviting - to differentiate them from other retail stores and to provide our customers with an atmosphere that is consistent, readily identifiable and easy to shop.

By far, the most important factor which differentiates us from competitors is our absolute commitment to customer service. We believe that our dedication to providing the customer with a productive, enjoyable shopping experience will help to foster loyalty to our stores and ultimately contribute to our company's success. Our sales associates consistently receive praise from our customers for their attentive, knowledgeable service and courteous professionalism.

Our success as a company is due to the contribution of each of our associates and, accordingly, they represent one of our most valuable assets. Designs, Inc. provides training and professional development programs for our associates throughout their careers, strengthening their skills and enhancing their responsibilities. In addition, we encourage a sense of personal responsibility, initiative and balance in the lives of each of our associates. We do this while fostering a strong commitment to the company, teamwork, a solid work ethic, and the attainment of our common goals.

                                             13 Designs, Inc. Annual Report 1995

STRENGTHENING OUR ORGANIZATION

As we continue to plan for our company's future growth and development, we have devoted the energy and resources necessary to ensure that we have the infrastructure in place to achieve our goals. This past year, Designs, Inc. hired several key executives in merchandising, product development and finance who possess substantial experience in the retail industry, deepening and broadening the experience and knowledge base of our management team.

[PHOTO: TIMBERLAND[REGISTERED TRADEMARK]-- BOOTS]
[CAPTION: OUR GROWTH STRATEGY FOCUSES ON CREATING A BALANCE BETWEEN CONTINUING
  AND STRENGTHENING THE CONTRIBUTION OF OUR EXISTING BUSINESSES AND EXPANDING OUR MARKET PRESENCE THROUGH NEW VENTURES.]

As we have done in the past, we continue to invest in state-of-the-art systems and technology to meet our evolving needs. Our New York City product development team has significant experience in designing and sourcing merchandise and is working to redesign and further develop our Boston Traders[Registered Trademark] brand product line. We also have assembled a logistics team and established a third-party warehouse to provide storage and distribution capacity to move our Boston Traders[Registered Trademark] brand merchandise and to ensure on-time, cost-effective delivery.

Going forward, we will continue to develop our worldwide sourcing capabilities, management information systems and training programs to support the company's expansion. In fiscal 1996, we will invest in a significant upgrade and expansion of our merchandising and store point-of-sale information systems to effectively manage our expanding product lines. With the growth and development of our organization, we have moved and expanded our corporate offices to accommodate our additional space requirements, and to provide us with educational and training facilities as well as space to experiment with new visual merchandising formats, fixtures and store design. Our continuous improvements in the company's infrastructure are intended to better serve the needs of our customers and our stores.

Our growth strategy focuses on creating a balance between continuing and strengthening the contribution of our existing businesses and expanding our market presence through new ventures. Our efforts in developing both aspects of our business are executed with a diligent commitment to monitoring and controlling costs, and to using our resources wisely. While we build the infrastructure necessary for our planned future expansion, we will maintain our objective of controlled growth, focused on enhanced competitiveness and long-term profitability.

[PHOTO: MAN POSING IN CASUAL APPAREL]

Our experience and resources will serve us well during this period of transition and growth. We have a very strong foundation on which we are building our own unique brand identity. Our strategy is being implemented for the purpose of both creating opportunity and strengthening our position in the marketplace. At Designs, Inc. we are committed to establishing our company and our stores as a product leader of quality branded casual apparel.

[CAPTION: Levi's[REGISTERED TRADEMARK] Outlet Store,
                                     Freeport, Maine]

14 Designs, Inc. Annual Report 1995

[PHOTO: INSIDE VIEW OF THE LEVI'S[REGISTERED TRADEMARK] OUTLET STORE IN
  FREEPORT, MAINE]

SELECTED FINANCIAL DATA


                                                                                Fiscal Years Ended(1)
                                                       ------------------------------------------------------------------------
                                                       February 3,    January 28,     January 29,    January 30,    February 1,
                                                          1996           1995            1994           1993          1992(2)
                                                       ------------------------------------------------------------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA AND OPERATING DATA)
INCOME STATEMENT DATA:
Sales                                                   $301,074       $265,910       $240,925       $204,329       $150,820
Gross profit, net of occupancy costs                      89,085         84,126         75,221         65,465         44,331
Income before provision
      for income taxes                                    16,940(3)      28,399(3)       9,507(4)      20,587          8,157
Net income                                                 9,773         16,903          5,748         12,320          4,784

Net income per common
      and common equivalent share(5)                        0.62           1.06           0.36           0.84           0.40

Weighted average common and common equivalent
      shares outstanding(5)                               15,770         15,914         15,916         14,666         11,954

BALANCE SHEET DATA:
Working capital                                         $ 64,557       $ 55,725       $ 35,671(4)    $ 55,913       $ 32,848
Inventories                                               58,008         52,649         46,664         42,578         28,713(2)
Property and equipment, net                               36,083         26,503         22,922         20,747         20,270
Total assets                                             132,649        127,295        119,556        102,465         69,427
Long-term debt(6)                                          1,000             --         10,000         13,000         20,000

OPERATING DATA:
Number of stores open at end of period                       157(8)         120(7)         120            110            106


(1) The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. The fiscal years ended February 3, 1996 and February 1, 1992 covered 53 weeks.

(2) Reflects a change in the method of valuing merchandise inventories from lower of cost or market under the first-in, first-out method to the lower of cost or market under the last-in, first-out method.

(3) Includes $2.2 million and $3.2 million of non-recurring income in fiscal years 1995 and 1994, respectively related to the fiscal 1993 restructuring program.

(4)  Includes $15.0 million restructuring charge.

(5) Adjusted to give retroactive effect to two 50% stock dividends paid on June 22, 1993 and June 1, 1992 to holders of Common Stock at the close of business on June 8, 1993 and April 21, 1992, respectively.

(6) Includes current portion of long-term debt. Fiscal 1995 includes the $1 million promissory note issued in conjunction with the acquisition of certain assets of Boston Trading Ltd., Inc. ("Boston Trading") on May 2, 1995.

(7) Excludes the two Dockers[Registered Trademark] Shops and one Original Levi's[Registered Trademark] Store which were sold on January 28, 1995 as well as the fifteen stores which were closed in connection with the restructuring program.

(8) Includes the 33 Boston Traders[Registered Trademark] outlet stores which were acquired as part of the acquisition of certain assets of Boston Trading.


16 Designs, Inc. Annual Report 1995

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


The following table provides a five year history of the sales results of the Company, together with a summary of the number of stores in operation and the Company's sales growth. "Comparable store sales growth" measures the percentage change in sales in comparable stores, which were those stores open for at least one full fiscal year as of the beginning of the fiscal year.


                                                                                Fiscal Years Ended (1)
                                                     --------------------------------------------------------------------------
                                                         Feb. 3,      Jan. 28,       Jan. 29,         Jan. 30,       Feb. 1,
                                                          1996          1995           1994             1993          1992
                                                     (Fiscal 1995)  (Fiscal 1994)   (Fiscal 1993)    Fiscal 1992)  (Fiscal 1991)
- -------------------------------------------------------------------------------------------------------------------------------
Total Sales ($000's)                                   $301,074       $265,910        $240,925        $204,329       $150,820

Number of stores in operation at end of year:
STORE TYPE
Designs                                                      49             51              64              64             68
Levi's[Registered Trademark] Outlets by Designs              58             61              48              41             38
Boston Traders[Registered Trademark] outlets                 35             --              --              --             --
Joint Venture(2)                                             15              8               8               5             --
                                                     ==========================================================================
                                                            157            120             120             110            106
Comparable stores                                            97             91             102              97             82

Store sales growth                                           13%            10%             18%             35%            25%
Comparable store sales growth                               0.5%            (5%)             6%             26%             7%


(1) The Company's fiscal year is a 52- or 53-week period ending on the Saturday closest to January 31. The fiscal years ended February 3, 1996 and February 1, 1992 covered 53 weeks. Comparable store sales for fiscal 1995 were compared to the comparable store sales for the same 53-week period in fiscal 1994.

(2) Until January 28, 1995, the eight then existing Original Levi's[Registered Trademark]
Stores were 100% owned by the Company. See discussion of the Joint Venture below.
- -------------------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

SALES
Sales for fiscal 1995, which ended on February 3, 1996, rose to $301.1 million, compared with fiscal 1994 sales of $265.9 million and fiscal 1993 sales of $240.9 million. There were 53 weeks in fiscal 1995 and 52 weeks in each of fiscal 1994 and 1993. Total sales growth in fiscal 1995 and 1994 is primarily attributable to the opening of new stores, net of stores closed, and the expansion of existing stores. Comparable store sales decreased 5% in fiscal 1994 as compared with fiscal 1993, due primarily to a decrease in unit sales of 11%, partially offset by an 8% increase in average unit price as compared to the prior year.

GROSS MARGIN
Gross margin rate (including the costs of occupancy) equaled 29.6% of sales for fiscal 1995, 31.6% in fiscal 1994 and 31.2% in fiscal 1993. The decrease in fiscal 1995 of 2 percentage points as compared to fiscal 1994 was primarily attributable to a 1.3 percentage point decrease in merchandise margins as a result of increased promotional activity associated with the competitive retail environment, partially offset by a $924,000 benefit for LIFO. In addition, there was an increase in occupancy costs of 0.7 percentage points. The increase in fiscal 1994 from fiscal 1993 was primarily due to an increase in the percentage of business generated from the higher margin Levi's[Registered Trademark]
Outlet by Designs stores and Original Levi's[Registered Trademark] Stores and a $200,000 benefit for LIFO. This increase was offset slightly by a decrease in initial markups in the Levi's[Registered Trademark] Outlet by Designs stores and Designs stores, continued price competition in the Designs stores, and higher occupancy costs in the Original Levi's[Registered Trademark] Stores and remodeled Designs stores. The increased total sales at this gross margin rate resulted in a 12% increase in gross margin dollars to $84.1 million for fiscal 1994 versus $75.2 million in fiscal 1993. The Company reviews its inventory levels in order to identify slow-moving merchandise and uses markdowns to clear merchandise.

SELLING, GENERAL AND ADMINISTRATIVE
Selling, general and administrative expenses as a percentage of sales were 22.2% in fiscal 1995 as compared to 19.9% in fiscal 1994. The increase was primarily attributable to ongoing infrastructure expenses incurred in fiscal 1995 associated with the development of the Boston Traders[Registered Trademark] brand. This increase was offset by one half of a percentage point decrease in store payroll. For fiscal 1994, selling, general and administrative expenses were 19.9% of sales as compared with 18.5% of sales in fiscal year 1993. Store payroll, which was the largest component of these


                                             17 Designs, Inc. Annual Report 1995

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

operating expenses, increased to 10.7% of sales in fiscal 1994 from 10.2% in fiscal 1993, due primarily to increased payroll as a percentage of sales in the Levi's[Registered Trademark] Outlet by Designs stores and Designs stores. The increase in selling, general and administrative expenses in fiscal 1994 also included increased advertising costs attributable to enhanced corporate marketing efforts. These increases in fiscal 1994 were partially offset by a $1.0 million gain related to the sale of the Company's Original Levi's[Registered Trademark] Store in Minneapolis, Minnesota, and the Company's two Dockers[Registered Trademark] Shops located in Minneapolis, Minnesota and Cambridge, Massachusetts. In addition, Levi's Only Stores, Inc. paid the Company $875,000 for services, contributions and risks taken by the Company for its assistance in the development of the Original Levi's[Registered Trademark] Store concept in the United States. A substantial portion of this amount offset previously recognized costs which were incurred by the Company during fiscal 1994.

RESTRUCTURING
In fiscal 1993, the Company recorded a non-recurring pre-tax charge of $15.0 million to cover the costs associated with the closing of 15 of its poorest performing Designs stores. The earnings and cash flow benefit derived from the restructuring totaled $2.7 million and $2.0 million for fiscal 1995 and $1.6 million and $1.4 million for fiscal year 1994, respectively. The costs to close these 15 stores totaled $9.6 million, comprised of $6.1 million cash and $3.5 million of noncash costs. Total costs of $9.6 million to close the 15 stores were less than the original pre-tax $15.0 million estimate, primarily due to favorable negotiations with landlords. The remaining reserve was recognized in fiscal 1995 and fiscal 1994 as non-recurring pre-tax income in the amounts of $2.2 million and $3.2 million, respectively.

DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense for fiscal year 1995 increased to $8.8 million from $6.9 million in fiscal 1994 and $5.9 million in fiscal 1993, primarily due to costs associated with new and remodeled stores. See "Liquidity and Capital Resources - Capital Expenditures."

INTEREST EXPENSE
Interest expense in fiscal 1995 decreased to $196,000, compared with $609,000 in fiscal 1994 and $1.5 million in fiscal 1993. This decrease is attributable to interest cost savings associated with the prepayment of $6.0 million in the first quarter of fiscal year 1994 and the retirement of the remaining $4.0 million of the Company's 1989 Senior Notes in the second quarter of fiscal 1994. Fiscal 1994 interest expense also included a prepayment penalty and accelerated write-off of debt issuance costs of approximately $350,000 related to the prepayment.

INTEREST INCOME
Interest income for fiscal 1995 increased to $1,591,000 from $1,477,000 in fiscal 1994 and $1,382,000 in fiscal 1993. This increase in fiscal 1995 was primarily attributable to improved interest rates. The increase in interest income for fiscal 1994 as compared to fiscal 1993 is attributable to higher cash and investments levels offset by $433,000 of losses associated with the sale of certain long-term investments. See "Liquidity and Capital Resources."

NET INCOME
Net income for fiscal 1995 was $9.8 million or $0.62 per share compared with $16.9 million or $1.06 per share in fiscal 1994 and $5.7 million or $0.36 per share in fiscal 1993. Each of these years have been impacted by income (charge) related to restructuring, as discussed above, of $2.2 million or $0.08 per share, $3.2 million or $0.12 per share and ($15 million) or ($0.56) per share for the fiscal years 1995, 1994 and 1993, respectively. In fiscal 1994, the Company also recognized non-recurring pre-tax income of $1.0 million or $0.04 per share related to the sale of certain stores, as discussed above.

- -------------------------------------------------------------------------------------------------
SEASONALITY
                       --------------------------------------------------------------------------
                            Fiscal 1995                 Fiscal 1994               Fiscal 1993
- -------------------------------------------------------------------------------------------------
                                               (Sales Dollars In Thousands)
First quarter          $ 57,337          19.0%       $ 48,960      18.4%     $ 43,944        18.2%
Second quarter           66,993          22.3%         56,390      21.2%       51,337        21.3%
Third quarter            89,217          29.6%         80,755      30.4%       73,525        30.5%
Fourth quarter           87,527          29.1%         79,805      30.0%       72,119        30.0%
                       ==========================================================================
                       $301,074         100.0%       $265,910     100.0%     $240,925       100.0%



18 Designs, Inc. Annual Report 1995

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

A comparison of sales in each quarter of the past three fiscal years is presented on the preceding page. The amounts shown are not necessarily indicative of actual trends, since such amounts also reflect the addition of new stores, closing of stores and the remodeling of others during these periods. Historically, the Company has experienced seasonal fluctuations in revenues and income, with increases occurring during the Company's third and fourth quarters as a result of "Back to School" and "Holiday" seasons. A comparison of quarterly sales, gross profit, net income and net income per share for the past two fiscal years is presented in Note N of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of the Company's liquidity, capital resources, and capital expansion plans includes certain forward-looking information. Such forward-looking information requires management to make certain estimates and assumptions regarding the Company's expected strategic direction and the related effect of such plans on the financial results of the Company. Actual results and strategic directions may differ from those estimates and assumptions. The Company encourages readers of this information to refer to the Company's Current Report on Form 8-K, previously filed with the United States Securities and Exchange Commission on April 30, 1996, which identifies certain risks and uncertainties that may impact the future earnings and direction of the Company.

The Company's primary cash needs are for operating expenses, including cash outlays associated with the development of the Boston Traders[Registered Trademark] brand product line, seasonal inventory purchases, and capital expenses for new and remodeled stores and acquisitions.

In June 1994, Levi Strauss & Co. informed the Company that it wanted to focus the future relationship between the two companies on the Original Levi's[Registered Trademark] Stores joint venture and to reduce the Company's dependency on Levi Strauss & Co. brands. Levi Strauss & Co. informed the Company that it did not see a growth opportunity for the Company's Designs stores in the exclusively Levi's[Registered Trademark] format. However, Levi Strauss & Co. informed the Company that it did see an opportunity for growth of the Company's Designs stores if the format was changed to a multi-brand format. Levi Strauss & Co. advised the Company that it believed that this would avoid consumer confusion between the Original Levi's[Registered Trademark] Stores and Designs stores. According to Levi Strauss & Co., this would require that not more than 70% of the product mix in the Designs stores be Levi Strauss & Co. product, that the format and presentation of the stores be "supportive" of its marketing and brand objectives and that Levi Strauss & Co. approve that format beforehand. If the Company does change the format and expand the Designs store chain, Levi Strauss & Co. has said that it will require that the Company's existing Designs stores be converted to the new multi-brand format over a mutually agreeable period of time.

In the second quarter of fiscal 1995 the Company acquired certain assets of Boston Trading, as discussed more fully below. This acquisition was completed so that the Company would own the Boston Traders[Registered Trademark] brand and certain Boston Traders[Registered Trademark] outlet store assets. The Company currently plans to use the Boston Traders[Registered Trademark] brand to transition from a single vendor retailer to a vertically integrated retailer featuring the Boston Traders[Registered Trademark] brand and select Levi Strauss & Co. brands. As a result of this acquisition, the Company expects to incur, on an annual basis, approximately $5.0 million of on-going expenses associated with the design, sourcing, distribution and merchandising of the Boston Traders[Registered Trademark] brand and increased working capital needs to support the merchandising of the Boston Traders[Registered Trademark] brand in its stores. In fiscal 1997 the Company plans to open new speciality stores which will predominantly feature Boston Traders[Registered Trademark] brand product. Based on the level of consumer acceptance of the brand, the Company plans, barring unforeseen circumstances, to expand this new concept nationally. The Company believes that Levi Strauss & Co. would apply the same new branch opening policies and practices to the Company's expansion of this new store format that are applicable to other retailers of Levi Strauss & Co. products. The Company currently plans to fund this expansion through existing cash from operations.

WORKING CAPITAL AND CASH FLOWS

The following table provides financial data regarding the Company's liquidity position for each fiscal year:

                                      Fiscal Years
                              ---------------------------------
                               1996          1995        1994
- ---------------------------------------------------------------
                                  (Dollars in thousands)
Cash provided
  by operations               $10,770       $20,818     $13,491
Working Capital                64,557        55,725      35,671
Current Ratio                   4.3:1         3.1:1       2.1:1


To date, the Company has financed its working capital requirements and expansion program with cash flow from operations, borrowings and proceeds from Common Stock offerings. Cash provided by operating activities was $10.8 million, $20.8 million and $13.5 million in fiscal 1995, 1994, and 1993, respectively. The Company's reduced cash flow from operations in

                                             19 Designs, Inc. Annual Report 1995

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - CONTINUED

fiscal 1995 reflects a decrease in earnings before depreciation due to additional infrastructure costs associated with the development of the Boston Traders[Registered Trademark] brand, increased operating expenses associated with the acquired Boston Traders[Registered Trademark] outlet stores and the timing of other working capital accounts. The Company's working capital at February 3, 1996 was approximately $64.6 million as compared to $55.7 million in the prior year. The $8.9 million increase was attributable to an increase in inventory in connection with the Boston Trading acquisition, the maturity of certain long-term investments and final payments under the Company's restructuring program.

At February 3, 1996, the Company had cash and investments totaling $26.0 million and a $1.0 million promissory note issued in connection with the Boston Trading acquisition discussed below. The following table provides a comparative analysis of the Company's cash and investments at the end of fiscal 1995 and 1994:

                                       --------------------------------
                                        February 3,        January 28,
                                            1996              1995
                                       (Fiscal 1995)      (Fiscal 1994)
- -----------------------------------------------------------------------
                                               (In thousands)
Cash and cash equivalents                $13,941             $22,424
Short-term investments                     5,978                  --
Long-term investments                      6,050              15,831
                                         ---------------------------
Total cash and investments               $25,969             $38,255
                                         ===========================

Long-term investments of $6.1 million at February 3, 1996 consisted of government securities with a weighted-average maturity of 2.7 years and an average interest rate of 5.1%. Long-term investments of $15.8 million at January 28, 1995 consisted of government securities with a weighted-average maturity of approximately 3.2 years and an average interest rate of 6.2%.

At February 3, 1996, total inventories were up $5.4 million, or 10%, from January 28, 1995. This increase is primarily due to an increase in the number of joint venture stores and inventory purchased as part of the Boston Trading acquisition, offset partially by a reduction of inventory due to closed stores and continued efforts by the Company to manage inventory levels.

In August 1995, Levi Strauss & Co., the Company's principal vendor, changed its payment terms with the Company to payment due within 30 days of invoice from payment within 10 days after the month in which the goods are received. In the second quarter of fiscal 1995, the Company began sourcing its own merchandise with various off-shore vendors. To date, payment to these vendors have been through the issuance of letters of credit, which require payment upon shipment of merchandise.

The Company anticipates that use of this payment method will be proportionate to its Boston Traders[Registered Trademark] product purchases.

The Company entered into a revolving credit agreement which provides for a $20.0 million facility through May 31, 1997. During the second quarter of fiscal 1995, the Company signed an amendment to this agreement, which provides that $5.0 million of the $20.0 million line of credit may be used as a letter of credit facility for purchases of inventory. At February 3, 1996, $3.0 million of the $5.0 million was available for the issuance of letters of credit. During fiscal year 1995, the Company had average short-term borrowings of $341,000.

During the third quarter of fiscal 1994, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's Common Stock. The Company did not repurchase any shares of the Company's Common Stock during fiscal 1995. In fiscal 1994, the Company repurchased and retired 300,000 shares at a cost of $2.3 million. The retirement of shares was accounted for as a reduction in Common Stock and additional paid-in capital.

CAPITAL EXPENDITURES

The Company believes that its cash and liquid assets, operating cash flows, access to capital markets and borrowing capacity taken together provide adequate resources to fund ongoing operating requirements and planned capital expenditures.

The following table lists the stores opened and remodeled and capital expenditures for those stores for the fiscal years presented:

                                      1995          1994          1993
- ------------------------------------------------------------------------
Levi's[Registered Trademark]
  Outlet by Designs                       --            15             7
Designs                                   11            --
Boston Traders[Registered
  Trademark] outlets                       2            --            --
Dockers[Registered Trademark]
  Shop                                    --            --             1
Joint venture:
Original Levi's[Registered
  Trademark] Stores                        3             4             2
Levi's[Registered Trademark]
  Outlets                                  4            --            --
                                     -----------------------------------
Total new stores                          10            20            10

Remodeled Designs                         11             3             3
Remodeled Levi's[Registered
  Trademark] Outlet by Designs             7            14            --
                                     -----------------------------------
Total remodeled stores                    18            17             3

Capital expenditures (000's)         $10,971       $ 9,500       $ 5,100
                                     ===================================

20 Designs, Inc. Annual Report 1995

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS - CONTINUED

On May 2, 1995, the Company acquired certain assets of Boston Trading in accordance with the terms of an Asset Purchase Agreement dated April 21, 1995. The Company paid $5.4 million in cash, financed by operations, and delivered a non-negotiable promissory note in the principal amount of $1.0 million. The principal amount of the promissory note is payable in two equal annual installments through May 1997. The purchase price has been allocated to the assets acquired, including certain intangible assets, such as trademarks and licensing agreements, based on their respective values. Other assets acquired included all inventory and fixed assets associated with 33 then existing Boston Traders[Registered Trademark] outlet stores.

On January 28, 1995, Designs JV Corp., a wholly-owned subsidiary of the Company, and a subsidiary of Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss & Co., entered into a partnership agreement (the "Partnership Agreement") to sell Levi's[Registered Trademark] brand products and jeans-related products. The joint venture that was established by the Partnership Agreement is known as The Designs/OLS Partnership (the "Partnership"). The term of the joint venture is ten years; however, the Partnership Agreement contains certain exit rights that enable either partner to buy or sell their interest in the joint venture after five years. The Company previously announced that the Partnership may open up to thirty-five to fifty Original Levi's[Registered Trademark] Stores and Levi's[Registered Trademark] Outlets throughout eleven Northeast states and the District of Columbia through the end of fiscal 1999. At the end of fiscal 1995, there were eleven Original Levi's[Registered Trademark] Stores and four Levi's[Registered Trademark] Outlets.

In connection with the formation of the joint venture, Designs JV Corp. contributed, for a 70% interest in the joint venture, eight of the Company's then existing Original Levi's[Registered Trademark] Stores and three leases for unopened stores. At the same time, LDJV Inc., the joint venture subsidiary of Levi's Only Stores, Inc., contributed approximately $4.7 million in cash to the joint venture in exchange for a 30% interest. During fiscal 1995, the Partnership opened three Original Levi'sRegistration Mark Stores and four Levi's[Registered Trademark] Outlet stores, which were funded by working capital and partner contributions of $3.6 million and $1.6 million from Designs JV Corp. and LDJV Inc., respectively.

It is the intention of the partners in the joint venture that the joint venture's working capital and funds for its future expansion will come from the joint venture's operations, capital contributions, loans from the partners and borrowings from third parties.

In June 1994, Levi Strauss & Co. advised the Company that it did not see any additional growth in the Levi's[Registered Trademark] Outlet by Designs store format, other than additional outlet stores that might be opened by the Partnership. As such, the Company does not currently plan to open any Levi's[Registered Trademark] Outlet by Designs stores during fiscal 1996. In addition, the joint venture is opening its own outlets, which may impact the availability of goods to the Levi'sRegistration Mark Outlet by Designs stores.

Present plans are that future growth of the Company will be derived from the expansion of new stores that will feature the Boston Traders[Registered Trademark] brand and stores opened under the joint venture. The Company estimates that capital expenditures during fiscal 1996 will be approximately $17.0 million, which will be used to remodel three existing stores, open up to ten new joint venture stores, relocate corporate facilities, and enhance management information systems.

The Company continually evaluates discretionary investments in new projects that may complement its existing business. Further, as leases expire, the Company continues to evaluate the performance of its existing stores. As a result of this process, certain store locations could be closed or relocated within a center, in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" was issued. This statement establishes guidelines for recognizing and measuring impairment losses, requiring the carrying amount of impaired assets to be reduced to fair value whenever events or changes in circumstances suggest that the carrying value of the assets may not be recoverable. The Company will be required to adopt this statement for fiscal year 1996.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued and requires the Company to elect either expense recognition under FAS 123 or its disclosure-only alternative for stock-based employee compensation. FAS 123 must be adopted in the Company's fiscal 1996 financial statements with comparable disclosures for prior years. The Company has elected the disclosure-only alternative and accordingly, the Company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the consolidated financial statements using the fair value based method beginning in fiscal 1996 with comparable disclosures for fiscal 1995. The Company has not yet determined the impact of these pro forma adjustments.

EFFECTS OF INFLATION

Although the Company's operations are influenced by general economic trends, the Company does not believe that inflation has had a material effect on the results of its operations in the last three fiscal years.

                                             21 Designs, Inc. Annual Report 1995

================================================================================

CONSOLIDATED BALANCE SHEETS
February 3, 1996 and January 28, 1995

                                                              February 3, 1996   January 28, 1995
                                                              -----------------------------------
                                                                (Fiscal 1995)      (Fiscal 1994)
- -------------------------------------------------------------------------------------------------
                                                                        (In thousands)
ASSETS
Current assets:
      Cash and cash equivalents                                    $ 13,941          $ 22,424
      Short-term investments                                          5,978                --
      Accounts receivable                                               473             4,223
      Inventories                                                    58,008            52,649
      Deferred income taxes (Note E)                                    922             1,579
      Pre-opening costs, net                                            884               481
      Prepaid expenses                                                3,968             1,213
                                                                   --------------------------
        Total current assets                                         84,174            82,569

      Property and equipment, net of
        accumulated depreciation and amortization (Note B)           36,083            26,503


Other assets:

      Long-term investments (Note C)                                  6,050            15,831
      Deferred income taxes (Note E)                                  2,698             1,771
      Intangible assets (Note L)                                      2,901                --
      Other assets                                                      743               621
                                                                   --------------------------
        Total assets                                               $132,649          $127,295
                                                                   ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Accounts payable                                             $  8,185          $ 13,210
      Accrued expenses and other current liabilities                  8,346             5,944
      Accrued rent                                                    2,586             7,690
      Current portion of long-term note (Note L)                        500                --
                                                                   --------------------------
        Total current liabilities                                    19,617            26,844
                                                                   --------------------------


Long-term note payable (Note L)                                         500                --

Commitments and contingencies (Note F)

Minority interest (Note K)                                            6,447             4,749

Stockholders' equity (Note G):
      Preferred Stock, $0.01 par value, 1,000,000 shares
        authorized, none issued
      Common Stock, $0.01 par value, 50,000,000 shares
        authorized, 15,818,000, and 15,755,000 shares issued
        at February 3, 1996 and January 28, 1995, respectively          158               157
      Additional paid-in capital                                     52,767            52,619
      Retained earnings                                              53,160            42,926
                                                                   --------------------------
        Total stockholders' equity                                  106,085            95,702
                                                                   --------------------------
          Total liabilities and stockholders' equity               $132,649          $127,295
                                                                   ==========================

The accompanying notes are an integral part of the consolidated financial statements.

22 Designs, Inc. Annual Report 1995

================================================================================

CONSOLIDATED STATEMENTS OF INCOME
For the fiscal years ending February 3, 1996, January 28, 1995 and January 29, 1994

                                                                         Fiscal       Fiscal       Fiscal
                                                                          1995         1994         1993
- -----------------------------------------------------------------------------------------------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

Sales                                                                   $301,074     $265,910     $240,925
Cost of goods sold including occupancy                                   211,989      181,784      165,704
                                                                        ----------------------------------
Gross profit                                                              89,085       84,126       75,221
                                                                        ----------------------------------

Expenses:
     Selling, general and administrative                                  66,988       52,916       44,677
     Restructuring (income) charges (Note J)                              (2,200)      (3,200)      15,000
     Depreciation and amortization                                         8,752        6,879        5,885
                                                                        ----------------------------------
Total expenses                                                            73,540       56,595       65,562
                                                                        ==================================

Operating income                                                          15,545       27,531        9,659
Interest expense                                                             196          609        1,534
Interest income                                                            1,591        1,477        1,382
                                                                        ----------------------------------
Income before minority interest, income taxes and
     cumulative effect of change in accounting for income taxes           16,940       28,399        9,507
Less minority interest (Note K)                                              425           --           --
                                                                        ==================================
Income before income taxes and cumulative effect                          16,515       28,399        9,507
     of change in accounting for income taxes
Provision for income taxes (Note E)                                        6,742       11,496        3,838
                                                                        ----------------------------------
Income before cumulative effect of change in
     accounting for income taxes                                           9,773       16,903        5,669
Cumulative effect of change in
     accounting for income taxes (Note A)                                     --           --           79
                                                                        ----------------------------------
Net income                                                              $  9,773     $ 16,903     $  5,748
                                                                        ==================================

Income before cumulative effect of change in
     accounting per common and common equivalent share                  $   0.62     $   1.06     $   0.36
Cumulative effect of change in accounting per common
     and common equivalent share                                              --           --          N/M
                                                                        ----------------------------------
Net income per common and common equivalent share                       $   0.62     $   1.06     $   0.36
                                                                        ==================================
Weighted average common and common                                        15,770       15,914       15,916
      equivalent shares outstanding


The accompanying notes are an integral part of the consolidated financial statements.

                                             23 Designs, Inc. Annual Report 1995

================================================================================

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the fiscal years ending February 3, 1996, January 28, 1995 and January 29,
1994
                                                                                        Additional
                                                                                          Paid-in         Retained
                                                                   Common Stock           Capital         Earnings      Total
- ------------------------------------------------------------------------------------------------------------------------------
                                                                                       (In thousands)

Balance at January 30, 1993                                       15,858    $159          $53,449         $20,768     $ 74,376
                                                                  ============================================================

Issuance of Common Stock:
      Exercises under option programs                                102       1            1,058(1)           --        1,059
Net income                                                            --      --               --           5,748        5,748
                                                                  ------------------------------------------------------------
Balance at January 29, 1994                                       15,960    $160          $54,507         $26,516     $ 81,183
                                                                  ============================================================


Issuance of Common Stock:
    Exercises under option programs                                   95      --              438(1)           --          438
    Retirement of shares under the stock repurchase program         (300)     (3)          (2,326)             --       (2,329)
Unrealized loss on investments                                                                               (493)        (493)
Net income                                                                                                 16,903       16,903
                                                                  ------------------------------------------------------------
Balance at January 28, 1995                                       15,755    $157          $52,619         $42,926     $ 95,702
                                                                  ============================================================

Issuance of Common Stock:
    Exercises under option programs                                   63       1              148(1)           --          149
Unrealized gain on investments                                        --      --               --             461          461
Net income                                                                                                  9,773        9,773
                                                                  ------------------------------------------------------------
Balance at February 3, 1996                                       15,818    $158          $52,767         $53,160     $106,085
                                                                  ============================================================

(1)Including related tax benefit.

The accompanying notes are an integral part of the consolidated financial statements.

24 Designs, Inc. Annual Report 1995

================================================================================

STATEMENTS OF CASH FLOWS
For the fiscal years ending February 3, 1996, January 28, 1995, and January
29, 1994
                                                                                         Fiscal          Fiscal         Fiscal
                                                                                          1995            1994           1993
- ------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     (In thousands)

Cash flows from operating activities:
Net income                                                                             $  9,773        $ 16,903       $  5,748
Adjustments to reconcile to net cash provided by operating activities:
      Depreciation and amortization                                                       8,752           6,879          5,885
      Deferred income taxes                                                                (560)          4,251         (6,385)
      Minority interest                                                                     425              --             --
      Gain on sale of stores                                                                 --          (1,069)            --
      Loss from sale of investments                                                          71             464            145
      Loss (Gain) from disposal of property and equipment                                 1,382             134           (348)

      Changes in operating assets and liabilities, net of acquisition:
        Accounts receivable                                                               3,750             (13)          (219)
        Inventories                                                                      (2,342)         (8,360)        (4,086)
        Prepaid expenses                                                                 (2,656)             15           (533)
        Prepaid income taxes                                                                 --             (28)            --
        Income taxes payable                                                                (98)         (1,374)         1,301
        Accounts payable                                                                 (5,025)          6,502         (2,904)
        Restructuring reserve                                                                --          (6,422)        15,000
        Accrued expenses and other current liabilities                                    2,402           2,948           (703)
        Accrued rent                                                                     (5,104)            (12)           590
                                                                                       ---------------------------------------
      Net cash provided by operating activities                                          10,770          20,818         13,491
                                                                                       ---------------------------------------

      Cash flows from investing activities:
        Additions to property and equipment                                             (18,021)        (12,604)        (8,116)
        Incurrence of pre-opening costs                                                  (1,582)           (809)          (440)
        Proceeds from disposal of property and equipment                                     92              75          1,061
        Sale (Purchase) of investments                                                    4,483           8,971        (13,912)
        (Increase) Reduction in other assets                                               (218)           (486)            97
                                                                                       ---------------------------------------
      Net cash used for investing activities                                            (15,246)         (4,853)       (21,310)
                                                                                       ---------------------------------------

      Cash flows from financing activities:
        Payment for acquisition of a business                                            (5,428)             --             --
        Repayments of long-term debt                                                         --         (10,000)        (3,000)
        Repurchase of common stock                                                           --          (2,329)            --
        Proceeds from minority shareholder of joint venture                               1,560           4,749             --
        Distributions to minority shareholder                                              (287)             --             --
        Issuance of common stock under option program (1)                                   148             438          1,059
                                                                                       ---------------------------------------
      Net cash used for financing activities                                             (4,007)         (7,142)        (1,941)
                                                                                       ---------------------------------------
Net increase (decrease) in cash and cash equivalents                                     (8,483)          8,823         (9,760)
Cash and cash equivalents:
      Beginning of the year                                                              22,424          13,601         23,361
                                                                                       ---------------------------------------
      End of the year                                                                  $ 13,941        $ 22,424       $ 13,601
                                                                                       =======================================

(1)Including related tax benefit.


The accompanying notes are an integral part of the consolidated financial statements.

                                             25 Designs, Inc. Annual Report 1995

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A.  SUMMARY OF SIGNIFICANT
    ACCOUNTING POLICIES

LINE OF BUSINESS
Designs, Inc. (the "Company") is engaged in the retail sales of clothing and accessories. Levi Strauss & Co. is the most significant vendor of the Company, representing a majority of the Company's merchandise purchases.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts, transactions and profits are eliminated. Certain prior year amounts have been reclassified to conform with current year presentation.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FISCAL YEAR
The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to January 31. Fiscal years 1995, 1994, and 1993 ended on February 3, 1996, January 28, 1995, and January 29, 1994, respectively. Fiscal year 1995 was a 53 week period, whereas fiscal 1994 and 1993 were 52 week periods.

CASH AND CASH EQUIVALENTS
Short-term investments, which have a maturity of ninety days or less when acquired, are considered cash equivalents. The carrying value approximates fair value.

INVENTORIES
Merchandise inventories are valued at the lower of cost or market using the retail method on the last-in first-out basis ("LIFO"). If inventories had been valued on the first-in first-out basis ("FIFO"), inventories at February 3, 1996 and January 28, 1995 would be approximately $58,809,000 and $54,372,000 respectively. The benefit from LIFO was $924,000 and $200,000 in fiscal 1995 and 1994, respectively.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Major additions and improvements are capitalized, while repairs and maintenance are charged to expense as incurred. Upon retirement or other disposition, the cost and related depreciation of the assets are removed from the accounts and the resulting gain or loss is reflected in income. Depreciation is computed on the straight-line method over the estimated useful lives as follows:

      Motor vehicles               Five years
      Store furnishings            Five to ten years
      Equipment                    Five to eight years
      Leasehold improvements       Lesser of useful lives
                                   or related lease life
      Software development         Five years

INVESTMENTS
The Company's investments, consisting primarily of government securities, are classified as available for sale and are recorded at fair value, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Fair value is based upon quoted market prices on the last day of the fiscal year. Unrealized changes in value are recorded as a separate component of stockholders' equity, net of the related deferred tax asset or liability.

PRE-OPENING COSTS
Store opening costs, consisting primarily of payroll, are capitalized when incurred and charged to expense during the first 12 months of store operations. Amortization expense of pre-opening costs were $1,180,000 and $433,000 for fiscal 1995 and 1994, respectively.

INCOME TAXES
In the first quarter of fiscal 1993, the Company adopted SFAS No. 109 "Accounting for Income Taxes". In connection with such adoption, the Company recorded an income tax benefit of $79,000 or $0.01 per share. This amount has been reflected in the consolidated statement of income for the year ended January 29, 1994 as the cumulative effect of an accounting change.

MINORITY INTEREST
As more fully discussed in Note K, minority interest at February 3, 1996 and January 28, 1995 represents LDJV Inc.'s 30% interest in a joint venture with Designs JV Corp., a wholly-owned subsidiary of the Company. LDJV Inc. is a wholly-owned subsidiary of Levi's Only Stores, Inc., which is a wholly-owned subsidiary of Levi Strauss & Co.

BANK CHARGES
Bank charges related to credit card sales are recorded as selling expenses.

ADVERTISING COSTS
Advertising costs are expensed as incurred.


26 Designs, Inc. Annual Report 1995

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - CONTINUED



STOCK SPLITS
Retroactive effect is given to the Company's payment on June 22, 1993 of a 3-for-2 stock split effected in the form of a 50% stock dividend on its Common Stock to its stockholders of record on June 8, 1993. All share and per share data have been restated to reflect this stock split.

NET INCOME PER SHARE
Net income per share of Common Stock is based upon the weighted average number of common, and when greater than 3% dilutive, common equivalent shares outstanding during the period. Common equivalent shares result from the assumed exercise of dilutive stock options.

During fiscal 1994, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's common stock. The Company did not repurchase any shares of the Company's common stock during fiscal 1995. During fiscal 1994, the Company repurchased and retired 300,000 shares at a cost of $2,329,000. The retirement of shares was accounted for as a reduction in common stock and additional paid-in capital.


B.    PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                      February 3,        January 28,
                                         1996               1995
                                      ------------------------------
                                             (IN THOUSANDS)

Motor vehicles                         $   169             $    79
Store furnishings                       20,589              16,273
Equipment                                7,708               6,503
Leasehold improvements                  30,978              25,513
Purchased software                       2,576               1,054
Construction in progress                   365                  34
                                       ---------------------------
                                        62,385              49,456
Less accumulated depreciation           26,302              22,953
                                       ---------------------------
Total property and equipment           $36,083             $26,503
                                       ===========================



C.    INVESTMENTS


At February 3, 1996, and January 28, 1995, the Company's investment securities were classified as available-for-sale and reported at fair value, including net unrealized losses of $68,000 and $804,000 respectively.

Investments were as follows:
                                      February 3,               January 28,
                                         1996                     1995
                                  ---------------------------------------------
                                   Cost     Fair Value      Cost     Fair Value
- --------------------------------------------------------------------------------
                                                  (IN THOUSANDS)
Short Term Investments:
 Mortgage-backed securities       $5,993       $5,978           --           --
                                  =============================================
Total                             $5,993        5,978           --           --
                                  =============================================

Long Term Investments:
 Mortgage-backed securities           --           --      $ 6,039      $ 5,800
 U.S. Government                  $5,834       $5,781        8,937        8,418
 Municipal bonds                     269          269        1,659        1,613
                                  ---------------------------------------------
Total                             $6,103       $6,050      $16,635      $15,831
                                  =============================================

The Company's investment
portfolio matures as follows:
Less than one year                             $5,978
1-5 years                                       6,050
                                  ---------------------------------------------
                                              $12,028
                                  =============================================


The Company incurred realized losses on the sale of certain long-term investments of $71,000 and $464,000 in fiscal 1995 and 1994, respectively.


D.    DEBT OBLIGATIONS

The Company entered into a revolving credit agreement on November 17, 1994 under which BayBank Boston, N.A. and State Street Bank and Trust Company provided the Company with a $20.0 million facility. Under the credit agreement, the line of credit terminates on May 31, 1997 and bears interest at BayBank Boston, N.A.'s prime rate or LIBOR-based fixed rates. The terms of the credit agreement require the Company to maintain specific net worth, inventory turnover and cash flow ratios. Under the revolving credit agreement, the Company has agreed not to pay dividends on its Common Stock if such payment would cause the Company to be in default of certain financial ratios. The Company did not pay any dividends in fiscal years 1995 and 1994.

During the second quarter of fiscal 1995, the Company signed an amendment to this agreement which provides that $5.0 million of the $20.0 million line of credit can be used


                                             27 Designs, Inc. Annual Report 1995

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - CONTINUED



as a letter of credit facility for purchases of inventory. At February 3, 1996, $3.0 million of the $5.0 million was available for the issuance of letters of credit.

The Company paid interest of $172,000, $799,000 and $1,550,000 for the fiscal years 1995, 1994 and 1993, respectively. Fiscal year 1994 includes a prepayment penalty and accelerated write off of debt issuance costs of $350,000.


E.    INCOME TAXES


The components of the net deferred tax asset as of February 3, 1996 and January
28, 1995 are as follows:
                                                  February 3,     January 28,
                                                     1996           1995
                                                  ---------------------------
                                                         (IN THOUSANDS)
Deferred tax assets - current:
      Inventory reserves                             $1,145        $  319
      Restructuring reserve                              --         2,362
      Accrued expenses                                  641            --
                                                     --------------------
       Subtotal                                       1,786         2,681

Deferred tax liabilities - current:
      LIFO reserve                                      864         1,102
                                                     --------------------
      Net deferred tax asset - current               $  922        $1,579
                                                     ====================
Deferred tax asset - noncurrent:
      Excess of book over tax
       depreciation/amortization                     $2,560        $1,460
      Capital loss carryforward                         117            --
      Unrealized loss on investment                      21           311
                                                     --------------------
      Total deferred tax assets - noncurrent         $2,698        $1,771
                                                     ====================


The provision for income taxes consists of the following:

                                               Fiscal Years Ending
                                  ------------------------------------------
                                  February 3,     January 28,    January 29,
                                      1996           1995          1994
- ----------------------------------------------------------------------------
                                                  (IN THOUSANDS)
Current:
      Federal                        $6,241       $ 5,561        $ 7,855
      State                           1,031         1,783          2,303
                                  ------------------------------------------
                                      7,272         7,344         10,158
Deferred:
      Federal                          (481)        3,382         (5,029)
      State                             (49)          770         (1,291)
                                  ------------------------------------------
                                       (530)        4,152         (6,320)

Total provision                      $6,742       $11,496        $ 3,838
                                  ==========================================



The following is a reconciliation between the statutory and effective income tax rates:

                                     Fiscal Years Ending
                            ----------------------------------------
                            February 3,     January 28,   January 29,
                               1996            1995          1994
- --------------------------------------------------------------------
  Statutory federal
      income tax rate          35.0%          35.0%         35.0%
  State income and
      other taxes,
      net of federal
      tax benefit               5.8            5.5           5.4
                            ----------------------------------------

  Effective tax rate           40.8%          40.5%         40.4%
                            ========================================



The Company paid income taxes of $7,452,000, $8,579,000 and $8,388,000 during fiscal years 1995, 1994 and 1993, respectively. These figures represent the net of payments and receipts.


F.   COMMITMENTS AND CONTINGENCIES


At February 3, 1996, the Company was obligated under operating leases covering store and office space, automobiles and certain equipment (with both unaffiliated and related parties) for future minimum rentals as follows:

                       Unaffiliated       Related Parties       Total
- ----------------------------------------------------------------------
                                          (IN THOUSANDS)

1996                    $ 28,384               $118           $ 28,502
1997                      25,713                 --             25,713
1998                      23,814                 --             23,814
1999                      20,320                 --             20,320
2000                      18,031                 --             18,031
Thereafter                56,707                 --             56,707
                        ----------------------------------------------

                        $172,969               $118           $173,087
                        ==============================================


28 Designs, Inc. Annual Report 1995

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - CONTINUED


In addition to minimum rental payments, many of the store leases include provisions for common area maintenance, mall charges, escalation clauses and additional rents based on percentage of store sales above designated levels.

Amounts charged to operations, excluding the related party lease, were $32,998,000, $27,250,000 and $25,920,000 in fiscal years 1995, 1994 and 1993, respectively. Amounts charged to operations for the related party lease were $764,000, $498,000 and $515,000 in fiscal years 1995, 1994 and 1993, respectively. See Note H for additional information regarding the related party lease. The Company remains principally liable on three leases which were assigned to Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss & Co., in connection with the sale of the Company's Original Levi's[Registered Trademark] Store located in Minneapolis, Minnesota and two Dockers[Registered Trademark] Shops located in Minneapolis, Minnesota and Cambridge, Massachusetts. The store leases in Minneapolis and Cambridge expire in January 2003 and January 2002, respectively.

The Company has signed a new lease for its corporate headquarters in Needham, Massachusetts. The term of the lease is for ten years beginning in November 1995. The lease provides for the Company to pay all related occupancy costs associated with the land and headquarters building.


G.    STOCK OPTIONS

The Company's Board of Directors and its stockholders previously approved the 1987 Incentive Stock Option Plan (the "Incentive Plan") pursuant to which stock options to purchase up to 562,500 shares of Common Stock may be issued to key employees (including executive officers and directors who are employees). The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors, which designates the optionees, number of shares for each option grant, option prices (which may not be less than fair value on the date of grant), date of grant, vesting schedule and period of option (which may not be more than ten years). All Incentive Plan options are non-assignable. The Incentive Plan terminates when all shares issuable thereunder have been issued. On March 23, 1989, the Board of Directors authorized an increase in the number of shares issuable under the Incentive Plan to 787,500. At the Special Meeting in Lieu of Annual Meeting held on June 13, 1989, the stockholders approved this increase and the amendment to the Incentive Plan.

The Company's Board of Directors and its stockholders also previously approved the 1987 Non-Qualified Stock Option Plan (the "Non-Qualified Plan") pursuant to which stock options to purchase up to 337,500 shares of Common Stock which are not "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended) may be issued to key employees (including executive officers and directors of the Company) and directors who are not employees of the Company. The Non-Qualified Plan is administered by the Compensation Committee of the Company's Board of Directors, which designates the optionees, number of shares for each option grant, option prices (which may not be less than 85% of the fair market value on the date of grant), date of grant, vesting schedule and period of option. All Non-Qualified Plan options are non-assignable. The Non-Qualified Plan terminates when all shares issuable have been issued. Outstanding options under both the Incentive Plan and the Non-Qualified Plan expire no more than seven years after the date of grant.

On April 3, 1992, the Board of Directors adopted the 1992 Stock Incentive Plan (the "1992 Plan"), which became effective on June 9, 1992 when it was approved by the stockholders of the Company. Under the 1992 Plan, up to 1,350,000 shares of common stock may be issued pursuant to "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended), options which are not "incentive stock options," conditioned stock awards, unrestricted stock awards and performance share awards. The 1992 Plan is administered by the Compensation Committee, all of the members of which are non-employee directors. The Compensation Committee makes all determinations with respect to amounts and conditions covering awards under the 1992 Plan. Options have never been granted at any price less than fair value on the date of the grant. Options granted to employees, executives and directors typically vest over five, three and three years, respectively. Options granted under the 1992 Plan expire ten years from the date of grant. The 1992 Plan terminates when all shares issuable thereunder have been issued.

On April 26, 1994, the Board of Directors authorized an increase in the number of shares issuable under the 1992 Plan to 1,850,000. The stockholders approved this increase and an amendment to the 1992 Plan at the Annual Meeting held on June 14, 1994.


                                             29 Designs, Inc. Annual Report 1995

================================================================================
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - CONTINUED


A summary of shares subject to the option plans described above is as follows:


1987 INCENTIVE STOCK OPTION PLAN


                                                   Fiscal Year
                                      ------------------------------------
                                        1995          1994          1993
- --------------------------------------------------------------------------
Outstanding at
      beginning of year                160,561       241,365       302,498
Options granted                             --            --            --
Options canceled                         1,670        14,720         2,986
Options exercised                       62,552        66,084        58,147
                                      ------------------------------------

Outstanding at end of year              96,339       160,561       241,365
                                      ====================================

Options exercisable at
      end of year                       89,139       129,273       167,311
Common shares reserved
      for future grants
      at end of year                    21,605        19,935         5,215
Option prices per common share:
      Granted during the year               --            --            --
      Canceled during the year         $  2.22       $  2.00       $  2.00
                                            to            to            to
                                       $  2.67       $ 11.17       $  2.67
      Exercised during the year        $  1.62       $  1.62       $  1.62
                                            to            to            to
                                       $  2.67       $ 11.17       $ 11.17
      Outstanding at
        end of year                    $  1.62       $  1.62       $  1.62
                                            to            to            to
                                       $ 11.17       $ 11.17       $ 11.17

1987 NON-QUALIFIED STOCK OPTION PLAN
                                                     Fiscal Year
                                      ------------------------------------
                                         1995          1994          1993
- --------------------------------------------------------------------------
Outstanding at
      beginning of year                 76,948        99,448       198,583
Options granted                             --            --            --
Options canceled                            --            --        63,690
Options exercised                           --        22,500        35,445
                                      ------------------------------------

Outstanding at end of year              76,948        76,948        99,448
                                      ====================================

Options exercisable at
      end of year                       76,948        66,148        77,848
Common shares reserved
      for future grants at
      end of year                           --            --            --
Option prices per common share:
      Granted during the year               --            --            --
      Canceled during the year              --            --       $ 11.17
      Exercised during the year             --       $  2.34       $  2.78
                                                                        to
                                                                   $ 11.17
      Outstanding at
      end of year                      $  2.34       $  2.34       $  2.34
                                            to            to            to
                                       $  2.67       $  2.67       $  2.67




30 Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


1992 STOCK INCENTIVE PLAN


                                                            FISCAL YEAR

                                            ------------------------------------
                                              1995         1994           1993
- --------------------------------------------------------------------------------

Outstanding at
      beginning of year                      1,298,950    1,091,150      710,715
Options granted                                440,500      406,000      410,000
Options canceled                               219,400      191,600       20,765
Options exercised                                 --          6,600        8,000
                                            ------------------------------------
Outstanding at end of year                   1,520,050    1,298,950    1,091,150
                                            ====================================
Options exercisable at
      end of year                              698,180      445,966      188,880
Common shares reserved
      for future grants at
      end of year                              314,550      535,650      250,050
Option prices per common share:
      Granted during the year               $     7.38   $     9.00   $    17.50
                                                    to           to           to
                                            $    10.50   $    17.50   $    21.50
      Canceled during the year              $     8.00   $     9.00   $    11.17
                                                    to           to
                                            $    18.00   $    18.34
Exercised during the year                         --     $    11.17   $    11.17
      Outstanding at
      end of year                           $      7.38  $     9.00   $    11.17
                                                     to          to           to
                                            $     21.50  $    21.50   $    21.50

On July 26, 1993 stock options covering an aggregate of 67,500 shares of Common Stock were granted outside of the Incentive Plan, the Non-Qualified Plan and the 1992 Plan to the non-employee directors of the Company. Each of these options has an exercise price of $17.50 per share and each remained outstanding as of the end of fiscal 1995. These options become exercisable in three equal installments commencing twelve months following the date of grant and have a 10 year term.

When shares are sold within one year of exercise or within two years from date of grant, the Company derives a tax deduction measured by the excess of the market value over the option price at the date the shares are sold, which approximated $239,000, $511,000, and $1,200,000 in fiscal years 1995, 1994 and
1993, respectively.

In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (FAS 123) was issued and requires the Company to elect either expense recognition under FAS 123 or its disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by FAS 123 would require fair-value based financial accounting to recognize compensation expense for employee stock compensation plans. FAS 123 must be adopted in the Company's fiscal 1996 financial statements with comparable disclosures for prior years. The Company has elected the disclosure-only alternative and accordingly, the Company will be required to disclose the pro forma net income or loss and per share amounts in the notes to the financial statements using the fair value based method beginning in fiscal 1996 with comparable disclosures for fiscal 1995. The Company has not yet determined the impact of these pro forma adjustments.

H.    RELATED PARTIES

The Company leases its headquarters in Chestnut Hill, Massachusetts, from Durban Trust, a nominee trust of which the sole beneficiary is a partnership affiliated with Stanley I. Berger, the Chairman of the Board of the Company and the estate of Calvin Margolis, a former director of the Company. The general partner of the beneficiary is a corporation controlled by Mr. Berger and the estate of Mr. Margolis, and the only limited partners of the beneficiary are Mr. Berger and the estate of Mr. Margolis, individually. Total rent paid to Durban Trust in fiscal 1995, 1994 and 1993 was approximately $764,000, $491,000 and $515,000, respectively. The Company believes that the lease arrangements between the Company and Durban Trust are on terms at least as favorable to the Company as it would have expected to receive from a landlord unrelated to the Company, Mr. Berger or the estate of Mr. Margolis for office facilities of equal quality. The lease expires in fiscal 1996. See Note F.

Bernard M. Manuel, a Director of the Company, is the Chairman of the Board of Cygne Designs, Inc. During fiscal year 1995 and 1994, Cygne Designs, Inc. provided sourcing for the Company's private label products in its Designs stores. The Company paid approximately $311,000 and $121,000 for merchandise purchased from Fenn Wright & Manson, Inc. a division of Cygne Designs, Inc., for fiscal years 1995 and 1994, respectively.

                                        31    Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

James G. Groninger, a Director of the Company, is President of The BaySouth Company. Prior to that he was a Managing Director of PaineWebber Incorporated. During fiscal 1995, the Company paid The BaySouth Company $29,000 in fees and expenses in connection with the development of the Company's Shareholders' Rights Plan. During fiscal year 1994, the Company paid nominal fees to PaineWebber related to the Company's stock repurchase program which is discussed further in Note A. The Company believes that the investment banking services provided by The BaySouth Company and PaineWebber Incorporated were provided on terms at least as favorable to the Company as it would have expected to receive from an investment bank unrelated to the Company or Mr. Groninger.

I.    EMPLOYEE BENEFIT PLANS

On April 3, 1992, the Board of Directors of the Company voted to terminate the Company's non-contributory defined benefit pension plan which covered all employees. The termination was effective September 1, 1992, and all participants in the plan became fully vested at that time. Total plan assets of approximately $1.6 million were distributed to participants in fiscal 1994. The Company recognized pension expense of $750,000 in fiscal year 1993 related to the plan termination.

In fiscal 1992, the Company replaced the terminated plan described above with a defined contribution 401(k) plan which covers all employees who have completed one year of service. Under this plan, the Company may provide matching contributions up to a stipul ated percentage of employee contributions. The plan is fully funded by the Company and the matching contribution, if any, is established each year by the Board of Directors. For fiscal 1995, the matching contribution by the Company was set at 50% of contributions by eligible employees up to a maximum of 6% of salary. The Company recognized $229,000, $205,000 and $118,000 of expense under this plan in fiscal 1995, 1994 and 1993, respectively.

J.    RESTRUCTURING

In fiscal 1993, the Company recorded a non-recurring pre-tax charge of $15.0 million to cover the costs associated with the closing of 15 of its poorest performing Designs stores. The earnings and cash flow benefit derived from the restructuring totaled $2.7 million and $2.0 million for fiscal 1995 and $1.6 million and $1.4 million for fiscal year 1994, respectively. The costs to close these 15 stores totaled $9.6 million, comprised of $6.1 million cash and $3.5 million of noncash costs. Total costs of $9.6 million to close the 15 stores were less than the original pre-tax $15.0 million estimate, primarily due to favorable negotiations with landlords. The remaining reserve was recognized in fiscal 1995 and fiscal 1994 as non-recurring pre-tax income in the amounts of $2.2 million and $3.2 million, respectively.

K.    FORMATION OF JOINT VENTURE

Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss & Co., entered into a partnership agreement (the "Partnership Agreement") to sell Levi's[Registered Trademark] brand products and jeans-related products. The joint venture that was established by the Partnership Agreement is known as The Designs/OLS Partnership (the "Partnership"). The Company previously announced that the Partnership plans to open and operate thirty-five to fifty Original Levi's[Registered Trademark] Stores and Levi's[Registered Trademark] Outlets throughout eleven Northeast states and the District of Columbia through the end of fiscal 1999. This includes the eleven Original Levi's[Registered Trademark] Stores and four Levi's[Registered Trademark] Outlets open at the end of fiscal 1995. The Levi's[Registered Trademark] Outlet stores in the Partnership sell only Levi's[Registered Trademark] brand products and close-out products of the Original Levi's[Registered Trademark] Stores.

In connection with the formation of the joint venture, Designs JV Corp. contributed, for a 70% interest in the joint venture, eight of the Company's then existing Original Levi's[Registered Trademark] Stores and three leases for then unopened stores in New York City, Nanuet, New York, and White Plains, New York. These stores are included in the 35 to 50 stores described above. At the same time, LDJV Inc., the joint venture subsidiary of Levi's Only Stores, Inc., contributed approximately $4.7 million in cash to the joint venture in exchange for a 30% interest.

During October 1995, the Designs JV Corp. and LDJV Inc. agreed to provide an additional capital contribution of cash totaling $5.2 million to the Partnership to fund the Partnership's capital expenditures needs. Designs JV Corp. and LDJV Inc. contributed $3,640,000 and $1,560,000, respectively. In accordance with the Partnership Agreement, the Partnership distributed $670,000 and $287,000 to Designs JV Corp. and LDJV Inc., respectively. These distributions represented funds sufficient for each of the partners to pay taxes associated with the earnings of the Partnership for the fiscal year ended February 3, 1996.

32   Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED

The term of the Partnership is ten years, however, the partnership agreement contains certain exit rights that enable either partner to buy or sell their interest in the Partnership after five years. The partnership agreement provides for certain special capital account allocations and cash distributions, but otherwise allocates and distributes income in proportion to the partners' percentage ownership.

For financial reporting purposes, the Partnership's assets, liabilities and results of operations are consolidated with those of the Company and LDJV Inc.'s 30% interest in the Partnership is included in the Company's financial statements as minority interest.

L.    BOSTON TRADING LTD., INC. ACQUISITION

On May 2, 1995, the Company acquired certain assets of Boston Trading Ltd., Inc. ("Boston Trading") in accordance with the terms of an Asset Purchase Agreement dated April 21, 1995 among Boston Trading, Designs Acquisition Corp., the Company and others (the "Purchase Agreement"). The Company paid $5,428,000 million in cash, financed by operations, and delivered a non-negotiable promissory note in the principal amount of $1,000,000. The principal amount of the promissory note is payable in two equal annual installments through May 1997. The note bears interest at the published prime rate and is payable semi-annually from the date of acquisition. The purchase price has been allocated to the assets acquired, including certain intangible assets, principally trademarks and licensing agreements, based on their respective fair values. Trademarks and licensing agreements are being amortized on a straight-line basis over 15 years and 4 years, respectively. Other assets acquired included all inventory and fixed assets associated with 33 Boston Traders[Registered Trademark] outlet stores.

The following pro forma summary presents the consolidated results of operation of the Company as if the acquisition had occurred as of the beginning of the periods presented, after giving effect to certain adjustments, including amortization of intangibles, decreased interest income related to cash used to finance the acquisition and related income tax effects. Pro forma results of operations for the twelve months ended February 3, 1996 and January 28, 1995 include Boston Trading results of operations for the period January 29, 1995 through May 1, 1995 and January 30, 1994 through January 28, 1995, respectively.
Pro forma results of operations for the twelve month period ended February 3, 1996 and January 28, 1995 assume that the acquisition occurred at January 29, 1995 and January 30, 1994, respectively.


                                           1995          1994
- ---------------------------------------------------------------
Revenue                                  $302,862      $279,512
Net income                                  9,086        14,723
Net income per share                     $   0.58      $   0.92


M.    SHAREHOLDERS' RIGHTS PLAN

On May 1, 1995, the Board of Directors of the Company adopted a Shareholder Rights Plan. Pursuant to the Plan, the Company entered into a Shareholder Rights Agreement ("Rights Agreement") between the Company and its transfer agent. Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred stock purchase right (the "Right(s)") for each outstanding share of the Company's $0.01 par value Common Stock ("Common Stock") to stockholders of record as of the close of business on May 15, 1995. Initially, these Rights will not be exercisable and will trade with the shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" as each such term is defined in the Rights Agreement, each holder of a Right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of preferred stock which are equivalent to the Company's Common Stock having a value of twice the then-current exercise price of the Right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the Right.

                                         33   Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED


N.    SELECTED QUARTERLY DATA (UNAUDITED)


                                                        FIRST        SECOND        THIRD         FOURTH
                                                       QUARTER       QUARTER      QUARTER        QUARTER      FULL YEAR
                                                       ----------------------------------------------------------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

FISCAL YEAR 1995

Net Sales                                               $57,337       $66,993       $89,217       $87,527      $301,074
Gross Profit                                             16,197        19,877        29,314        23,697        89,085
Non-recurring income on restructuring                     2,200          --            --            --           2,200
Net income                                                1,597         1,193         5,034         1,949         9,773
Net income per common and common equivalent share          0.10          0.08          0.32          0.12          0.62

FISCAL YEAR 1994

Net Sales                                               $48,960       $56,390       $80,755       $79,805      $265,910
Gross Profit                                             13,209        17,394        27,016        26,507        84,126
Non-recurring income on restructuring                        --            --            --         3,200         3,200
Net income                                                  100         1,623         6,661         8,519        16,903
Net income per common and common equivalent share          0.01          0.10          0.42          0.54          1.06


Historically, the Company has experienced seasonal fluctuations in net sales, gross profit and net income, with increases occurring during the Company's third and fourth quarters as a result of "Back to School" and "Holiday" seasons. Quarterly sales comparisons are not necessarily indicative of actual trends, since such amounts also reflect the addition of new stores, closing of stores and the remodeling of stores during these periods.

34   Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The integrity and objectivity of the financial statements and the related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, the best estimates and judgments of management.

The Company maintains a system of internal accounting control designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting control is regularly reviewed by management and improved and modified as necessary in response to changing business conditions.

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management and the Company's independent accountants to review matters relating to the Company's financial reporting, the adequacy of internal accounting control and the scope and results of audit work. The independent accountants have free access to the Committee.

Coopers & Lybrand L.L.P., independent accountants, have been engaged to examine the financial statements of the Company. The Report of Independent Accountants expresses an opinion as to the fair presentation of the financial statements in accordance with generally accepted accounting principles and is based on an audit conducted in accordance with generally accepted auditing standards.



/s/ Joel H. Reichman                             /s/ William D. Richins

Joel H. Reichman                                 William D. Richins
President and Chief Executive Officer            Chief Financial Officer


                                            35 Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Designs, Inc.:

We have audited the accompanying consolidated balance sheets of Designs, Inc. as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Designs, Inc. as of February 3, 1996 and January 28, 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.



/s/  Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 11, 1996

36 Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
CORPORATE AND SHAREHOLDER INFORMATION


BOARD OF DIRECTORS                      CORPORATE OFFICERS

Stanley I. Berger                       George F. Cavedon                                 Brian J. Sequin
Chairman of the                         Regional Vice President,                          Regional Vice President,
Board of Directors                      Northeast Region                                  Midatlantic Region

James G. Groninger                      Mary Ann Chenell                                  Susan Shepherd
President,                              Vice President,                                   Regional Manager,
The BaySouth Company                    Human Resources                                   The Designs/OLS Partnership

Bernard M. Manuel                       James F. Duval                                    Michael E. Strubing
Chairman of the Board,                  Regional Vice President,                          Vice President,
Cygne Designs, Inc.                     South Region                                      Logistics

Joel H. Reichman                        Jan Falcione                                      J. Neal Vantosky
President and                           Regional Manager,                                 Vice President,
Chief Executive Officer                 Midwest Region                                    Product Development

Melvin I. Shapiro                       Carolyn R. Faulkner                               Roderick M. Wills
Partner,                                Vice President,                                   Vice President,
Tofias, Fleishman                       Controller                                        Allocation
& Shapiro & Co., P.C.
                                        Martin Goldstein
Peter L. Thigpen                        Vice President,                                   CORPORATE OFFICES
Partner,                                Construction and Design
Executive Reserves                                                                        66 B Street
                                        Alan B. Gruber                                    Needham, MA  02194
                                        Vice President,                                   (617) 444-7222
EXECUTIVE OFFICERS                      Ethics and Corporate Compliance

Joel H. Reichman                        Marc G. Levy
President and                           Vice President,
Chief Executive Officer                 Levi's[Registered Trademark] Merchandising

Scott N. Semel                          Vincent Jay Maffucci
Executive Vice President,               Treasurer
Secretary and General Counsel
                                        Maria T. McLeod
                                        Vice President,
Mark S. Lisnow                          Technology and
Senior Vice President,                  Information Systems
Merchandising
                                        Daniel O. Paulus
William D. Richins                      General Manager,
Chief Financial Officer                 The Designs/OLS Partnership




                                             37 Designs, Inc. Annual Report 1995

- --------------------------------------------------------------------------------
CORPORATE AND SHAREHOLDER INFORMATION - CONTINUED

SHAREHOLDER INFORMATION

STOCK LISTING

The company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "DESI."

COMMON STOCK PRICES


The following table sets forth, for the periods indicated, the high and low per share sales prices of the common stock, as reported on the Nasdaq consolidated reporting system.


FISCAL YEAR ENDING

                                            -----------------
FEBRUARY 3, 1996                             HIGH        LOW

- -------------------------------------------------------------
First Quarter                               10 5/8      7 1/4
Second Quarter                              11 1/4      8
Third Quarter                               10          6 3/4
Fourth Quarter                               8 7/8      5 5/8



FISCAL YEAR ENDING

                                            -----------------
JANUARY 28, 1995                             HIGH        LOW

- -------------------------------------------------------------
First Quarter                               17 1/2     12 3/4
Second Quarter                              15 1/4      8 1/2
Third Quarter                               10          6 5/8
Fourth Quarter                               9 3/4      6 3/4

As of March 31, 1996, based upon data provided by independent shareholder communication services and the transfer agent for the common stock, there were approximately 500 holders of record of common stock and 13,500 beneficial holders of common stock.

DIVIDEND POLICY

The company currently pays no cash dividends on its common stock. See Note D of Notes to Consolidated Financial Statements.

ANNUAL MEETING

The 1996 Annual Meeting of Stockholders of Designs, Inc. will be held on Tuesday, June 11, 1996 at 8:00 a.m. at the Sheraton Needham Hotel, 100 Cabot Street, Needham, Massachusetts.

FINANCIAL INFORMATION

Requests for financial information should be directed to the Investor Relations Department at the company's headquarters: Designs, Inc., 66 B Street, Needham, MA 02194 (617) 444-7222. A copy of the company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996, filed with the Securities and Exchange Commission, may be obtained without charge upon request to the Investor Relations Department.

DESIGNS, INC. SHAREHOLDER INFORMATION LINE

Beginning in May 1996, Designs, Inc. is introducing an information service for news announcements, including sales and earnings releases. The service also may be used for printed material requests via mail or fax. To access the service, call 1-888-DESI-333.

This service is intended to help keep shareholders informed of key events and announcements at Designs, Inc. It will not affect the Company's practice of mailing annual reports and proxy statements. Since it will provide timely new information throughout the year, Designs, Inc. will discontinue the printing and distribution of its quarterly report to shareholders to improve efficiency and reduce expense.

TRANSFER AGENT AND REGISTRAR

Inquiries regarding stock transfer requirements, address changes and lost stock certificates should be directed to:

Boston EquiServe Limited Partnership
c/o The First National Bank of Boston
Shareholder Services Department
Investor Relations Unit 45-02-09
P.O. Box 644
Boston, MA 02102-0644
(617) 575-2900

INDEPENDENT ACCOUNTANTS

Coopers & Lybrand
Boston, Massachusetts

TRADE NAMES

Boston Traders[Registered Trademark] is a registered trademark of Designs, Inc. Levi's[Registered Trademark] and Dockers[Registered Trademark] are registered trademarks of Levi Strauss & Co.

Timberland[Registered Trademark] is a registered trademark of The Timberland
  Company.

38   Designs, Inc. Annual Report 1995