Form 10-K405, Exhibit 13
period 1997-02-01
DESIGNS INC
filed 1997-05-01
CIK 813298

                             [DESIGNS, INC. LOGO]

                              Annual Report 1996

[LOGO]
Annual Report 1996

(year ended february 1, 1997)


     Designs, Inc. is a specialty retailer that provides internationally recognized, quality branded merchandise in a manner which creates a shopping experience that satisfies our target customers' casual lifestyle requirements.

     The company accomplishes this through channels of distribution aimed at our customers, in an environment that optimizes our associates' and shareholders' satisfaction and is consistent with our corporate values.

     Based in Needham, Massachusetts, Designs, Inc. opened its first Designs store in 1977, selling exclusively Levi Strauss & Co. apparel and accessories.

     In 1995, Designs, Inc. began a joint venture partnership with Levi Strauss & Co. to own and operate retail stores throughout 11 northeast states and the District of Columbia, further strengthening the long-standing relationship between the two companies. Designs, Inc. purchased the Boston Traders(R) brand in May 1995 to establish the company as a vertically integrated retailer with an exclusive private label brand. To showcase the Boston Traders(R) merchandise and to establish it as a leading consumer brand, the first Boston Trading Co.(SM) stores were opened in February 1997.

     The company operates 154 retail and outlet stores located throughout the United States in enclosed regional shopping malls, urban locations and outlet centers.

                          table of contents

Corporate Profile................................................     1
Letter to Shareholders...........................................     2
Year in Review...................................................    10
Selected Financial Data..........................................    11
Management's Discussion and Analysis.............................    12
Consolidated Financial Statements................................    18
Notes to Consolidated Financial Statements.......................    22
Corporate and Shareholder Information............................    33




1 DESIGNS, INC. 1996 ANNUAL REPORT

[PHOTO: JOEL H. REICHMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF DESIGNS,
INC.]

JOEL H. REICHMAN
President and Chief Executive Officer

TO OUR SHAREHOLDERS & VALUED DESIGNS ASSOCIATES

Last year I told you about our plans for the evolution of our company. Although I am disappointed with our results for 1996, I am confident that we did accomplish a number of our strategic goals as we continued to prepare our company for the future. This year, we made progress towards the execution of a vertical strategy for the Boston Traders(R) brand as we carefully managed all aspects of our business.

We implemented our strategic goal of designing and producing our own Boston Traders(R) brand clothing and accessories while continuing our strategic alliance with Levi Strauss & Co. and our strong Levi's(R) and Dockers(R) brand based businesses.

It has been over two years since we first set out to acquire and develop our own brand. Our first challenge was to acquire or develop a brand that would appropriately supplement the highly regarded Levi Strauss & Co. brands we have sold since Designs was founded in 1976. After a long search, we acquired the established Boston Traders(R) brand and began to assemble a team of experienced merchandising, design and product development professionals to update the brand. To begin building a private label brand we have had to conceptualize, design, produce, distribute, market and sell a new product which many of our customers have not seen before. The task is complex and has challenged us to develop new skills in a highly competitive marketplace. We first began to test the new Boston Traders(R) apparel with our Designs store customers in Fall of 1996 and have incorporated customer feedback from that test into our product offerings for 1997.




2 DESIGNS, INC. 1996 ANNUAL REPORT

Our primary objective for fiscal 1997 is to focus on the aggressive execution of our strategies, with the goal of producing comparable store sales growth, further testing the Boston Trading Co.(SM) concept, building the Boston Traders(R) brand and improving our earnings performance. We will also continue to focus on producing additional cost savings from operational improvements and enhanced efficiencies in key areas of our business.

I want to take this opportunity to explain to you some of the key elements of our strategy for fiscal 1997. Our merchandising strategy is to consistently deliver superior product to our customers in each of these formats. Our merchandise mix and price points are tailored to reach the target customer in each of our retail formats. Each of our formats focuses on a different customer who wants something special.

[PHOTO: BOSTON TRADING CO.(SM) STORE, ATLANTA, GEORGIA, VIEW OF STORE FRONT]

[PHOTO: BOSTON TRADING CO.(SM) STORE, ATLANTA, GEORGIA, VIEW OF INTERIOR OF
STORE]

BOSTON TRADING CO.(SM)
Atlanta, Georgia



3 DESIGNS, INC. 1996 ANNUAL REPORT

[PHOTO: ORIGINAL LEVI'S(R) STORE(TM), 3 EAST 57TH STREET, NEW YORK, NEW YORK VIEW OF STORE FRONT]

[PHOTO: ORIGINAL LEVI'S(R) STORE(TM), 3 EAST 57TH STREET, NEW YORK, NEW YORK VIEW OF INTERIOR OF STORE]

ORIGINAL LEVI'S(R) STORE(TM)
New York, New York

Our Designs stores are located in regional malls with a middle market customer base. The Designs store customer is looking for the high quality, basic styling, comfort and value offered by our Levi's(R) and Dockers(R) brand tops and bottoms and Traders Collection(R) tops. These customers want the quality, value and excellent customer service for which our Designs stores are known. We have over 20 years of experience with the Levi's(R) brand and have developed our Traders Collection(R) line of tops to complement the strengths of the Levi's(R) and Dockers(R) brands in these stores. This year, we learned a great deal more about the likes and dislikes of our Designs store customers. As a result, we have made substantial changes in the product mix and clothing designed for these stores in 1997.

Our Original Levi's(R) Stores(TM) are located in major regional malls and in New York City, Boston and Washington, DC. Our Original Levi's(R) Store(TM) customer wants the latest and most fashion forward styles of Levi's(R) brand jeans and tops in the broadest selection available. Our customers and our product mix vary between our urban or mall locations. In New York City and Boston our customers are often foreign tourists attracted by the authentic American Levi's(R) brand. The Original Levi's(R) Store(TM) mall customer is typically young and fashion conscious.



4 DESIGNS, INC. 1996 ANNUAL REPORT

Our Boston Trading Co.(SM) stores and the clothes in these stores were designed by a team charged with giving our customer a real alternative to the sameness of specialty retail in this country. Working as a team, our product designers, merchants and a respected retail store designer with a proven track record for creating innovative, entertaining and exciting new store concepts, developed this new store concept. Boston Trading Co.(SM) stores are located in urban and upscale premier mall locations in major metropolitan and suburban shopping areas. Boston Trading Co.(SM) incorporates, in one store, three different elements of clothing: casual sportswear, which includes modern classics-classics with a twist; activewear, which people only wore to the gym in the 1970's and began to wear beyond the gym in the 1980's; and performance wear, technical fabrics and specific functional products for active sports participation. Our customer needs and wants all three of these elements in clothing. They do not think of these elements as three different styles or categories, but they mix them and incorporate them as one style of dress with an overarching sense of casual, easy and active.

[PHOTO: LEVI'S(R) OUTLET BY DESIGNS STORE, FREEPORT, MAINE, VIEW OF STORE FRONT]

[PHOTO: LEVI'S(R) OUTLET BY DESIGNS STORE, FREEPORT, MAINE, VIEW OF INTERIOR OF STORE]

LEVI'S(R) OUTLET by DESIGNS
Freeport, Maine

Although in its infancy, I am pleased to report that our Boston Traders(R) licensee in Japan has opened its first Boston Trading Co.(SM) shop, featuring Boston Traders(R) brand clothing, in the city of Senri. They currently plan to open more shops over the next year. Our Taiwanese licensee has opened its first Boston Trading Co.(SM) shop in the city of Tainan and


5 DESIGNS, INC. 1996 ANNUAL REPORT
will open another in the Sogo department store in the city of Taipei. We are looking forward to exploring additional opportunities in licensing in other countries next year.

Outlet store shoppers want brands at a value. We strive to provide them with a quality branded product at prices which make the trip to the outlet "worth it." Operating ten Levi's(R) Outlet stores under the joint venture partnership with a subsidiary of Levi Strauss & Co. and 58 owned and operated Levi's(R) Outlet by Designs stores, the Levi's(R) Outlet stores will continue to offer exclusively Levi Strauss & Co. brands at an excellent value. By offering our Levi's(R) Outlet by Designs customers a complete Levi's(R) and Dockers(R) brand casual wardrobe that consistently provides them with quality,selection and value, we continue to satisfy the needs of the outlet shopper. Boston Traders(R) outlets will carry end-of-season Boston Traders(R) and Traders Collection(R) brands which have been transferred from our Designs and Boston Trading Co.(SM) stores.

We will continue to review our overall real estate strategy for all of our divisions and we will make necessary adjustments depending on marketplace opportunities and individual business needs. We will strive to improve all of our retail formats to provide our customers with a productive, enjoyable shopping experience, offering them the best in customer service.

[PHOTO: DESIGNS' SENIOR MANAGEMENT TEAM, JOEL H. REICHMAN, MARK S. LISNOW, SCOTT N. SEMEL, CAROLYN R. FAULKNER]

JOEL H. REICHMAN, MARK S. LISNOW,
SCOTT N. SEMEL, CAROLYN R. FAULKNER
Designs' Senior Management Team


As part of our ongoing strategy of continuous improvement, this year we reviewed every functional area of your company and upgraded or made changes to meet not only our current needs, but those that lie ahead. We have created a merchant-driven organization to consistently deliver quality, selection and value to our customers season after season.

To complement the merchandising and product development teams, we realigned our field and store operations functions from a structure based on geographic territories to one based on divisions, each of which operates all of the stores in the same retail format. This approach recognizes the uniqueness of each retail format and the need for a store concept focused approach to conducting our business. In


6 DESIGNS, INC. 1996 ANNUAL REPORT

[PHOTO: DESIGNS STORE, ATTLEBORO, MASSACHUSETTS, VIEW OF INTERIOR OF STORE]

[PHOTO: DESIGNS STORE, ATTLEBORO, MASSACHUSETTS, VIEW OF STORE FRONT]

DESIGNS
Attleboro, Massachusetts

addition, we updated our information systems hardware and merchandise management software in our corporate offices and installed a new point-of-sale register system in all of our stores to improve the collection of customer information at the point of sale. We also established education and training facilities for the centralized training of our store and office associates, as well as a model store workshop for our product and visual merchandising teams to formulate visual merchandising formats, fixtures and designs for our stores. Our infrastructure investments are designed to leverage information technology and overhead functions across all of our store divisions.

These are just a few of the profound structural and people changes happening throughout the business. As a result, we are well positioned to capitalize on the changing retail environment. Throughout this transformation we operated profitably, as we continued to manage our business and control related overhead expenses. Net income for fiscal 1996 equaled $6.3 million, or $0.40 per share, compared with the prior year's net income of $9.8 million, or $0.62 per share.

Having the right merchandise mix with highly regarded consumer brand names, powerful store formats and locations, and the people and systems to implement our corporate strategy are all critical elements on the road to success. We know that we have the ingredients that we need to reach our goals, ensure the continued profitable contribution of our stores and plan for future growth.



7 DESIGNS, INC. 1996 ANNUAL REPORT

First and foremost we strive to attain customer satisfaction with our merchandise, service and ease in shopping. Satisfied customers who come back to our stores time and time again are critical to our success as a specialty retailer. We routinely conduct customer satisfaction surveys and market studies to maintain contact with our customers. We listen to our customers and respond to their needs and suggestions. This approach always has been and will remain a hallmark of Designs' commitment to its customers.

Designs, Inc. is a company built on energy and enthusiasm. Each associate at Designs strives to generate excitement, satisfaction and loyalty for everyone who has a stake in the company: our shareholders, customers, fellow associates, communities and business partners. This is an exciting time for us as we work together to establish our own brand, offer customers the casual apparel they want and provide them with a pleasing and rewarding shopping experience. If we do these things well, we are confident that we will create productive, profitable growth and generate a return to our shareholders. Our commitment to establish our company and our stores as a leading retailer of quality branded merchandise, as well as to create opportunity and strengthen the long-term performance of our company, is unwavering.


[PHOTO: BOSTON TRADERS(R) OUTLET STORE, GURNEE, ILLINOIS,
VIEW OF INTERIOR OF STORE]

[PHOTO: BOSTON TRADERS(R) OUTLET STORE, GURNEE, ILLINOIS,
VIEW OF STORE FRONT]

BOSTON TRADERS(R) OUTLET
Gurnee, Illinois


8 DESIGNS, INC. 1996 ANNUAL REPORT

Designs is achieving an exciting transformation, one that dictates significant change and growth. In such times of change, it is essential to maintain and preserve a company's values and culture. For Designs, Inc.
this means that all of our plans must be accomplished in an environment that exhibits: dedication to service and a superior work ethic; a commitment to honesty, fairness and trustworthiness; a balance between work and family; and support and respect for one another. Above all, it should be an atmosphere that encourages fellowship and fun.

As always, we encourage our associates to think creatively and strive for excellence. Our continued success depends upon it. We always have believed that setting the highest standards for quality and innovation will reap the greatest rewards for all of us--shareholders, customers and associates. We are in the midst of this process and appreciate your loyalty and continued support as we take the steps required to move us forward. We will continue to build for the future, guided by our values and long term goals.

Sincerely,

/s/ Joel H. Reichman

Joel H. Reichman
President and Chief Executive Officer
April 18, 1997




9 DESIGNS, INC. 1996 ANNUAL REPORT

THE YEAR IN REVIEW

In April, Designs, Inc. moved and expanded its corporate offices, relocating to Needham, Massachusetts, to support the company's growing and evolving needs.

In May, Designs, Inc. introduced the Designs, Inc. Shareholder Information Line in order to provide shareholders with a timely and convenient way to access the company's most recent financial information and major news developments, including sales and earnings releases.

The first Fall offering of the Boston Traders(R) product lines arrived in the Designs stores during the month of July. Inspired by sports, nature, technology and active lifestyles, the Boston Traders(R) brand clothes offer the customer comfortable, multifunctional "wear now" casual clothing.

Effective July 15, Carolyn R. Faulkner was promoted to the position of Chief Financial Officer.

During the third and fourth quarters, the company repurchased an additional 280,900 shares of stock under its stock repurchase program. To date, a total of 580,900 shares have been repurchased. The program authorizes the company to repurchase up to two million shares from time to time in open market transactions.

In November, Designs, Inc. hired the New York City-based marketing and advertising firm Mad Dogs & Englishmen to deliver the Boston Traders(R) brand message to our target customer. In conjunction with the Boston Traders(R) brand advertising campaign, the company announced plans to open a new store format called Boston Trading Co.(SM) to showcase the new Boston Traders(R) brand product lines.

Effective February 1997, Designs, Inc. reorganized its field and store operations by store format and business segment, thus implementing a single store concept management approach to conducting its business. The expected benefits are twofold: to more effectively address the demands of a vertically integrated retail operation; and to better serve the needs of the company's stores and customers.


In February 1997, the company opened the first three of its new Boston Trading Co.(SM) stores.


10 DESIGNS, INC. 1996 ANNUAL REPORT

SELECTED FINANCIAL DATA

                                                                                Fiscal Years Ended(1)
                                                      ------------------------------------------------------------------------
                                                      February 1,   February 3,     January 28,     January 29,    January 30,
(In Thousands, Except Per Share and Operating Data)      1997         1996             1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Sales                                                 $289,593      $301,074         $265,910      $240,925         $204,329
Gross profit, net of occupancy costs                    86,229        89,085           84,126        75,221           65,465
Pre-tax income                                          10,859        16,940(2)        28,399(2)      9,507(3)        20,587
Net Income                                               6,264         9,773           16,903         5,748           12,320
Earnings per share(4)                                 $   0.40      $   0.62         $   1.06      $   0.36         $   0.84
Weighted average common and common
   equivalent shares outstanding(4)                     15,755        15,770           15,914        15,916           14,666
Balance Sheet Data:
Working capital                                       $ 72,320      $ 64,557         $ 55,725      $ 35,671(3)      $ 55,913
Inventories                                             79,958        58,008           52,649        46,664           42,578
Property and equipment, net                             39,216        36,083           26,503        22,922           20,747
Total assets                                           141,760       132,649          127,295       119,556          102,465
Long-term debt(5)                                        1,000         1,000               --        10,000           13,000
Shareholders' equity                                   111,045       106,085           95,702        81,183          102,503
Operating Data:
Net sales per square foot                             $    234      $    265         $    256      $    265         $    248
Number of stores open at fiscal year end                   150           157(6)           120(7)        120              110


(1) The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to January 31. The fiscal year ended February 3, 1996 covered 53 weeks.

(2) Includes $2.2 million and $3.2 million of non-recurring income related to the fiscal 1993 restructuring program recognized in the fiscal years ended February 3, 1996 and January 28, 1995, respectively.

(3)  Includes $15.0 million restructuring charge.

(4) Adjusted to give retroactive effect to two 50% stock dividends paid on June 22, 1993 and June 1, 1992 to holders of Common Stock at the close of business on June 8, 1993 and April 21, 1992, respectively.

(5) Includes current portion of long-term debt. Fiscal 1996 and fiscal 1995 include the $1 million promissory note issued in conjunction with the acquisition of certain assets of Boston Trading Ltd., Inc. on May 2, 1995.

(6) Includes the 33 Boston Traders(R) outlet stores which were acquired as part of the Boston Trading Ltd., Inc. acquisition.

(7) Excludes the two Dockers(R) Shops and one Original Levi's(R) Store(TM) in Cambridge, Massachusetts and Minneapolis, Minnesota, which were sold on January 28, 1995 as well as the fifteen Designs stores which were closed in connection with the restructuring program.




11 Designs, Inc. 1996 annual report

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

The following table provides a five-year history of the total sales results of the Company, together with a summary of the number of stores in operation and the change in comparable store sales. In fiscal 1996, comparable stores were those stores open for at least one full fiscal year. In prior fiscal years, comparable stores were those stores open for at least one full fiscal year as of the beginning of the fiscal year.

                                                                                  Fiscal Years Ended (1)
----------------------------------------------------------------------------------------------------------------------------------
                                                           February 1,    February 3,   January 28,   January 29,   January 30,
                                                               1997          1996          1995          1994         1993
                                                          (Fiscal 1996)  (Fiscal 1995) (Fiscal 1994) (Fiscal 1993) (Fiscal 1992)
----------------------------------------------------------------------------------------------------------------------------------
Total Sales ($000's)                                        $ 289,593      $ 301,074     $ 265,910      $ 240,925     $ 204,329
Number of stores in operation at end of the fiscal year:
Store Type
Designs                                                            44             49            51             64            64
Levi's(R) Outlets by Designs                                       58             58            61             48            41
Boston Traders(R) outlets                                          27             35            --             --            --
Joint Venture (2):
      Original Levi's(R) Stores(TM)                                11             11             8              8             5
      Levi's(R) Outlet stores                                      10              4
----------------------------------------------------------------------------------------------------------------------------------
Total stores                                                      150            157           120            120           110
Comparable stores                                                 142             97            91            102            97
Changes in total sales                                             (4%)           13%           10%            18%           35%
Changes in comparable store sales                                  (5%)          0.5%           (5%)            6%           26%


(1) The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to January 31. The fiscal year ended February 3, 1996 covered 53 weeks. Comparable store sales for fiscal 1996 were based upon 52 week comparisons.

(2) Until January 28, 1995, the eight then existing Original Levi's(R) Stores(TM) were 100% owned by the Company. See discussion of joint venture below.

RESULTS OF OPERATIONS

Sales

Sales for fiscal 1996 were $289.6 million, a decrease of 4%, compared with fiscal 1995 sales of $301.1 million. Sales for fiscal 1995 increased by 13.2% to $301.1 million compared with fiscal 1994 sales of $265.9 million. There were 53 weeks in fiscal 1995 and 52 weeks in each of fiscal 1996 and 1994. The decrease in sales in fiscal 1996 as compared to fiscal 1995 was due to a 5% decrease in comparable store sales, 15 store closings and a 52 versus 53 week fiscal year, partially offset by sales from new stores that were opened during the fiscal year. Comparable store sales decreases in Designs stores and Boston Traders(R) outlet stores were due in part to the performance of Boston Traders(R) brand products and to decreases in Levi's(R) brand product inventory levels in the Designs stores related to the introduction of Boston Traders(R) brand products. Sales were also adversely affected by lower than planned inventory levels in the Levi's(R) Outlet by Designs stores during the first half of the fiscal year.

Gross Margin

Gross margin rate (including the costs of occupancy) equaled 29.8% of sales for fiscal 1996, 29.6% in fiscal 1995 and 31.6% in fiscal 1994. The increase in fiscal 1996 as compared to fiscal 1995 was primarily attributable to a 1.2 percentage point increase in merchandise margins as a result of increased initial margins, partially offset by markdowns associated with Boston Traders(R) brand products and a $391,000 provision for LIFO. Gross margin rate was also adversely affected by a one percent increase in occupancy costs due to the effect of a lower sales base compared to the prior year. The decrease in fiscal 1995 of 2.0 percentage points as compared to fiscal 1994 was primarily attributable to a 1.3 percentage point decrease in merchandise margins as a result of increased promotional activities associated with the competitive retail environment, partially offset by a $924,000 benefit for LIFO. In addition, there was an increase in occupancy costs of 0.7 percentage points. The Company continually reviews its inventory levels in order to identify slow-moving merchandise and records markdowns to clear such merchandise.

12  DESIGNS, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

Selling, General and Administrative

Selling, general and administrative expenses as a percentage of sales increased to 22.8% or $65.9 million in fiscal 1996, from 22.2% of sales or $67.0 million in fiscal 1995. Selling, general and administrative expenses for fiscal 1996 included costs incurred to design, source and distribute Boston Traders(R) brand products totaling $5.1 million, or 1.8% of sales. Selling, general and administrative expenses incurred to design, source and distribute Boston Traders(R) brand products in fiscal 1995 totaled $2.5 million, or 0.8% of sales. Continued management of expenses such as store payroll, advertising and store supplies in fiscal 1996 partially offset costs associated with the development of the Boston Traders(R) brand. The Company anticipates that advertising expenses will increase in connection with the promotion of the Boston Trading Co.(SM) store format. Selling, general and administrative expenses as a percentage of sales were 22.2% in fiscal 1995 as compared to 19.9% in fiscal 1994. The increase was primarily attributable to infrastructure expenses incurred in fiscal 1995 associated with the development of the Boston Traders(R) brand. This increase was offset by one half of a percentage point decrease in store payroll. Selling, general and administrative expenses in fiscal 1994 included increased advertising costs attributed to enhanced corporate marketing efforts. Increases were partially offset by a $1.0 million gain recognized in 1994 related to the sale of the Company's Original Levi's(R) Store(TM) in Minneapolis, Minnesota, and the Company's two Dockers(R) Shops located in Minneapolis, Minnesota and Cambridge Massachusetts. In addition, Levi's Only Stores, Inc. paid the Company $875,000 for services, contributions, and risks taken by the Company for its assistance in the development of the Original Levi's(R) Store(TM) concept in the United States. A substantial portion of this amount was offset by previously recognized costs which were incurred by the Company during fiscal 1994.


Restructuring

In fiscal 1993, the Company recorded a non-recurring pre-tax charge of $15.0 million to cover the costs associated with the closing of 15 of its poorest performing Designs stores. Total costs to close these 15 stores totaled $9.6 million, which was less than the original pre-tax $15.0 million estimate, primarily due to favorable negotiations with landlords. The remaining reserve was recognized in fiscal 1995 and fiscal 1994 as non-recurring pre-tax income in the amounts of $2.2 million and $3.2 million, respectively.


Depreciation and Amortization

Depreciation and amortization expense for fiscal year 1996 increased to $10.4 million from $8.8 million in fiscal 1995 and $6.9 million in fiscal 1994, primarily due to capital expenditures associated with new and remodeled stores, the Company's new corporate offices and the upgrade of information and technology systems. "See Liquidity and Capital Resources--Capital Expenditures."


Interest Expense

Interest expense for fiscal 1996 was $197,000 compared to $196,000 in fiscal 1995 and $609,000 in 1994. The Company anticipates that interest expense will increase in fiscal 1997 as a result of borrowings under the Company's credit facility. The decrease from fiscal 1994 to 1995 was primarily attributable to interest cost savings associated with the prepayment of $6.0 million in the first quarter of fiscal year 1994 and the retirement of the remaining $4.0 million of the Company's 1989 Senior Notes in the second quarter of fiscal 1994. Fiscal 1994 interest expense also included a prepayment penalty and accelerated write-off of debt issuance cost of approximately $350,000 related to the prepayment.


Interest Income

Interest income for fiscal 1996 decreased to $1.2 million from $1.6 million in fiscal 1995 and $1.5 million in fiscal 1994. The decrease of $425,000 in fiscal 1996 was primarily attributable to lower investment balances as compared to the prior year. The Company anticipates that interest income will continue to decline in fiscal 1997 reflecting further declines in investment balances. The increase in interest income in fiscal 1995 as compared to 1994 was primarily attributable to improved interest rates. See "Liquidity and Capital Resources."


Net Income

Net income for fiscal 1996 was $6.3 million, or $0.40 per share compared with $9.8 million, or $0.62 per share, in fiscal 1995 and $16.9 million, or $1.06 per share, in fiscal 1994. Fiscal 1995 and 1994 include income related to the 1993 restructuring, as discussed above, of $2.2 million, or $0.08 per share, and $3.2 million, or $0.12 per share, respectively. In fiscal 1994, the Company also recognized non-recurring pre-tax income of $1.0 million, or $0.04 per share, related to the sale of certain stores, as discussed above under "Selling, General and Administrative."

13  DESIGNS, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

SEASONALITY

A comparison of sales for each quarter in the past three fiscal years is presented below. The amounts shown are not necessarily indicative of actual trends, since such amounts also reflect the addition of new stores and the remodeling of others during these periods. Historically, the Company has experienced seasonal fluctuations in revenues and income, with increases occurring during the Company's third and fourth quarters as a result of "Fall" and "Holiday" seasons. A comparison of quarterly sales, gross profit, net income and net income per share for the past two fiscal years is presented in Note N of Notes to Consolidated Financial Statements.

(Sales Dollars in Thousands)                          Fiscal 1996             Fiscal 1995             Fiscal 1994
---------------------------------------------------------------------------------------------------------------------
First quarter                                   $ 59,336      20.5%      $ 57,337        19.0%    $ 48,960      18.4%
Second quarter                                    66,524      23.0%        66,993        22.3%      56,390      21.2%
Third quarter                                     84,958      29.3%        89,217        29.6%      80,755      30.4%
Fourth quarter                                    78,775      27.2%        87,527        29.1%      79,805      30.0%
                                                ---------------------------------------------------------------------
                                                $289,593     100.0%      $301,074       100.0%    $265,910     100.0%

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash needs are for operating expenses, including cash outlays associated with inventory purchases, the development of the Boston Traders(R) brand product line and capital expenditures for new and remodeled stores, information technology and acquisitions.

In June 1994, Levi Strauss & Co. informed the Company that it wanted to focus the future relationship between the two companies on the Original Levi's(R) Stores(TM) joint venture and to reduce the Company's dependency on Levi Strauss & Co. brands. Levi Strauss & Co. informed the Company that it did not see a growth opportunity for the Company's Designs stores in the exclusively Levi's(R) format. However, Levi Strauss & Co. informed the Company that it did see an opportunity for growth of the Company's Designs stores if the format was changed to a multi-brand format. Levi Strauss & Co. advised the Company that it believed that this would avoid customer confusion between the Original Levi's(R) Stores(TM) and Designs stores. According to Levi Strauss & Co., this would require that not more than 70% of the product mix in the Designs stores be Levi Strauss & Co. product, that the format and presentation of the stores be "supportive" of its marketing and brand objectives and that Levi Strauss & Co. approve that format beforehand. If the Company does change the format and expand the Designs store chain, Levi Strauss & Co. said that it will require that the Company's existing Designs stores be converted to the new multi-brand format in a mutually agreeable period of time.

In the second quarter of fiscal 1995 the Company acquired certain assets of Boston Trading Ltd., Inc. ("Boston Trading"). This acquisition was completed so that the Company would own an existing brand and accelerate the transformation into a company with the capacity to produce a vertically integrated product line. Late in fiscal 1995, a team was assembled to design, source and distribute the Boston Traders(R) brand product. In the fall of 1996, the Boston Traders(R) brand product lines were reintroduced in the Designs stores. The continuing costs associated with supporting the growth of the Boston Traders(R) brand product line were approximately $5.1 million in fiscal 1996. In fiscal 1997, the Company plans to open six specialty stores under the name Boston Trading Co.(SM) which will predominantly feature Boston Traders(R) brand products. Five of such stores were open as of May 1, 1997. Depending upon the level of customer acceptance of the brand, the Company plans, barring any unforeseen circumstances, to expand this concept nationally. Since the Boston Trading Co.(SM) stores will carry certain Levis(R) brand products, the Company believes that Levi Strauss & Co. will apply the same new branch opening policies and practices to the Company's expansion of this new store format that are applicable to other retailers of Levi Strauss & Co. products.

WORKING CAPITAL AND CASH FLOWS

The following table sets forth financial data regarding the Company's liquidity position at the end of the past three fiscal years:

                                               Fiscal Years
--------------------------------------------------------------------------------
(Dollars in Thousands)             1996           1995         1994
--------------------------------------------------------------------------------
Cash provided by operations    $ (2,145)      $ 10,770      $ 20,818
Working Capital                  72,320         64,557        55,725
Current Ratio                     4.0:1          4.3:1         3.1:1

To date, the Company has financed its working capital requirements and expansion program with cash flow from operations, borrowings and proceeds from Common Stock offerings. Cash (used in) provided by operating activities was ($2.1) million, $10.8 million and $20.8 million in fiscal 1996, 1995, and 1994, respectively. The Company's reduced cash

14  DESIGNS, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

flow from operations in fiscal 1996 reflects an increase in inventory purchases due to the timing of payment for Spring 1997 Boston Traders(R) brand products and increased inventory levels in the Levi's(R) Outlet stores, as well as the timing of other working capital accounts.

At February 1, 1997, the Company had cash and investments totaling $9.3 million. Subsequent to February 1, 1997, the Company borrowed under its credit facility and was in a net borrowing position, expending such funds for operations. The following table provides a comparative analysis of the Company's cash and investments at the end of fiscal 1996 and fiscal 1995.


                                              February 1,    February 3,
                                                  1997         1996
                                             (Fiscal 1996)  (Fiscal 1995)
-------------------------------------------------------------------------
Cash and cash equivalents                       $ 3,390        $13,941
Short-term investments                            5,887          5,978
Long-term investments                                --          6,050
Total cash and investments                      $ 9,277        $25,969

Short-term investments of $5.9 million at February 1, 1997 consisted of government securities with a weighted average maturity of approximately 1.7 years and a weighted average interest rate of 5.33%. These investments were sold subsequent to the end of fiscal 1996 for a realized loss of $102,300. Long-term investments of $6.1 million at the end of fiscal 1995 consisted of government securities with a weighted average maturity of 2.7 years and a weighted average interest rate of 5.1%.

At February 1, 1997, total inventories increased 38% or $22 million as compared to February 3, 1996. This increase is primarily attributable to special purchases for the Levi's(R) Outlet stores for Spring 1997, the opening of new Levi's(R) Outlet stores by the joint venture and the receipt of Spring 1997 Boston Traders(R) brand products, combined with slower than expected sales of Boston Traders(R) brand products. The Company continues to evaluate and, within the discretion of management, act upon opportunities to purchase substantial quantities of Levi's(R) brand products for its Levi's(R) Outlet by Designs stores.

During fiscal 1996, the Company's payment structure began to change as the Company's percentage of inventory purchases of Boston Traders(R) brand product increased. The Boston Traders(R) brand product requires the Company to source its own product predominantly with various offshore vendors. To date, payment to these vendors has been through the use of letters of credit, which require payment upon presentation of shipping documents. The Company anticipates that the use of this payment method will be proportional to its Boston Traders(R) brand product purchases. Conversely, payments to Levi Strauss & Co., the Company's principal vendor, are due 30 days after invoice.

On July 24, 1996, the Company entered into an amended and restated credit agreement (the "Credit Agreement") with BayBank, N.A. and State Street Bank and Trust Company under which these banks established a credit facility for the Company. This credit facility, which terminates on June 30, 1999, consists of:
(i) a revolving line of credit permitting the Company to borrow up to $15 million, and (ii) a commercial and trade letters of credit facility under which letters of credit, in aggregate amounts up to $45 million, may be issued for the Company's inventory purchases. Under the revolving line of credit portion of the facility, the Company has the ability to issue standby letters of credit up to $750,000. Loans made under this portion of the facility bear interest, subject to adjustment, at BayBank, N.A.'s prime rate or LIBOR-based fixed rate. The Company may increase the commercial and trade letters of credit portion of the facility in increments of $15 million up to a total of $45 million. The terms of the Credit Agreement require the Company to maintain specific net worth, inventory turnover and cash flow ratios. At February 1, 1997, the Company had outstanding commercial and trade letters of credit totaling approximately $9.7 million.

During the third quarter of fiscal 1994, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's Common Stock. During fiscal 1996, the Company repurchased and held in treasury 280,900 shares at a cost of $1.8 million. In fiscal 1994, the Company repurchased and retired 300,000 shares at a cost of $2.3 million. The retirement of shares in fiscal 1994 was reflected as a reduction in Common Stock and Additional Paid-In Capital.

15  DESIGNS, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

CAPITAL EXPENDITURES

The following table sets forth the stores opened and remodeled and related capital expenditures for the fiscal years presented:

                                                     1996          1995(1)        1994
---------------------------------------------------------------------------------------
Levi's(R) Outlet by Designs                           --             --             15
Designs                                               --              1              1
Boston Traders(R) outlets                              1              2             --
Joint Venture:
    Original Levi's(R) Stores(TM)                     --              3              4
    Levi's(R) Outlet stores                            6              4             --

                                               ----------------------------------------
Total new stores                                       7             10             20
Remodeled Levi's(R) Outlet by Designs                  5              7             14
Remodeled Designs                                     --             11              3
Remodeled Boston Traders(R) outlets                    1
                                               ----------------------------------------
Total remodeled stores                                 6             18             17
                                               ----------------------------------------
Capital expenditures (000's)                      $2,775        $10,971         $9,500
                                               ----------------------------------------

(1) Excludes 33 Boston Traders(R) outlet stores acquired in fiscal 1995.

The Company incurred additional capital expenditures of $9.5 million in fiscal 1996 related to the relocation of its corporate office, enhanced management information systems and the development of the Boston Trading Co.(SM) store concept.

On May 2, 1995, the Company acquired certain assets of Boston Trading in accordance with the terms of an Asset Purchase Agreement dated April 21, 1995. The Company paid $5.4 million in cash, financed by operations, and delivered a non-negotiable promissory note in the principal amount of $1.0 million (the "Purchase Note"). The principal amount of the Purchase Note is payable in two equal installments through May 1997. In the first quarter of fiscal 1996, the Company asserted certain indemnification rights under the Asset Purchase Agreement. In accordance with the Asset Purchase Agreement, the Company, when exercising its indemnification rights, has the right, among other courses of action, to offset against the payment of principal and interest due and payable under the Purchase Note. Accordingly, the Company did not make the $500,000 payment of principal on the Purchase Note that was due on May 2, 1996. The Company has paid all interest in accordance with the terms of the Purchase Note. In conjunction with the Asset Purchase Agreement, the Company also issued a total of 50,000 shares of its Common Stock, to the former stockholders of Boston Trading, subject to certain rights and restrictions. These shares are considered outstanding for purposes of calculating weighted average shares outstanding. The fair value of these shares on the date of issuance was included in the acquisition price.

On January 28, 1995, Designs JV Corp., a wholly-owned subsidiary of the Company, and a wholly-owned subsidiary of Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss and Co., entered into a partnership agreement (the "Partnership Agreement") to sell Levi's(R) brand jeans and jeans-related products. The joint venture that was established by the Partnership Agreement is known as The Designs/OLS Partnership (the "OLS Partnership"). The term of the joint venture is ten years, however, the Partnership Agreement contains certain exit rights that enable either partner to buy or sell its interest in the joint venture after five years. The Company previously announced that the OLS Partnership may open up to thirty-five to fifty Original Levi's(R) Stores(TM) and Levi's(R) Outlets throughout eleven Northeast states and the District of Columbia through the end of fiscal 1999. At the end of fiscal 1996, the OLS Partnership operated eleven Original Levi's(R) Stores(TM) and ten Levi's(R) Outlets.

In connection with the formation of the joint venture, Designs JV Corp. contributed, for a 70% interest in the joint venture, eight of the Company's then existing Original Levi's(R) Stores(TM) and three leases for then unopened stores. At the same time, LDJV Inc., the joint venture subsidiary of Levi's Only Stores, Inc., contributed approximately $4.7 million in cash to the joint venture in exchange for a 30% interest. During fiscal 1996,the OLS Partnership opened six Levi's(R) Outlet stores which were funded by working capital and partner contributions in fiscal 1995 of $3.6 million and $1.6 million from Designs JV Corp. and LDJV Inc., respectively. The Partnership Agreement requires the OLS Partnership to distribute excess cash to its partners. Accordingly, during April 1997, the OLS Partnership distributed $1,820,000 and $780,000 to Designs JV Corp. and LDJV Inc., respectively, pursuant to this requirement.

During the third quarter of fiscal 1996, the Company entered into a Credit Agreement (the "OLS Credit Agreement") with the OLS Partnership and Levi's Only Stores, Inc. under which the Company and Levi's Only Stores, Inc. are committed to make advances to the OLS Partnership in amounts up to

16  DESIGNS, INC. 1996 ANNUAL REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION & RESULTS OF OPERATIONS


$3.5 million and $1.5 million, respectively. This credit facility bears interest at BayBank, N.A.'s prime rate and expires on September 30, 1997, unless terminated earlier pursuant to other provisions of the OLS Credit Agreement. The OLS Credit Agreement also provides that there may not be credit advances outstanding on the last day of the fiscal year. There were no advances under this facility during fiscal 1996. The Company has not established a cash reserve to fund this commitment. It is the intention of the partners in the joint venture that additional working capital for the joint venture's expansion will come from its operations, capital contributions, loans from the partners and borrowings from third parties.

     In June 1994, Levi Strauss & Co. advised the Company that it did not see any additional growth in the Levi's(R) Outlet by Designs store format, other than additional outlet stores that might be opened by the OLS Partnership. As such, the Company does not currently plan to open any Levi's(R) Outlet by Designs stores during fiscal 1997. In addition, the OLS Partnership is opening its own outlets, which may have an impact on the availability of goods to the Levi's(R) Outlet by Designs stores.

     Present plans are that the future growth of the Company will be derived from the opening of new stores that will feature the Boston Traders(R) brand and stores opened by the OLS Partnership. The Company estimates that capital expenditures during fiscal 1997 will be approximately $14.2 million, which will be used to remodel existing stores, open up to six new Boston Trading Co.(SM) stores, fund several special projects and enhance management information systems.

In November 1996, the Company and Levi Strauss & Co. replaced an existing license agreement by entering into a new trademark license agreement (the "Outlet License Agreement") which provides the terms upon which the Company is permitted to use the Levi Strauss & Co. batwing trademark in connection with the operation of the Company's Levi's(R) Outlet by Designs stores. The Outlet License Agreement authorizes the Company, subject to certain terms and conditions, to operate the Levi's(R) Outlet by Designs stores using the Levi's(R) batwing trademark in 25 states in the eastern portion of the United States. Subject to certain default provisions, the term of the Outlet License Agreement will expire on July 31, 2001, and the license for any particular store will be for a period co-terminous with the lease term for such store (including extension options), unless Levi Strauss & Co. otherwise extends the term of the license for that particular store. Levi Strauss & Co. has no obligation to extend beyond the initial term of the license described above. The leases (including extension options) relating to approximately one-half of the Levi's(R) Outlet by Designs stores open at the end of fiscal 1996 expire in or prior to fiscal 2009 and all except four such leases expire in or prior to fiscal 2011.

The Company continually evaluates discretionary investments in new projects that may complement its existing business. Further, as leases expire, the Company may lose the right to use the Levi's(R) trademark in connection with relevant Levi's(R) Outlet by Designs stores, and it will continue to evaluate the performance of all of its existing stores. As a result of this process, certain store locations could be closed or relocated within a shopping center in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In February 1997, Statement of Financial Accounting Standards No. 128, "Account for Earnings Per Share (EPS)" (FAS 128) was issued establishing standards for calculating and presenting earnings per share. FAS 128 requires dual presentation of basic and diluted EPS and requires a reconciliation of the numerator and denominator from basic EPS to the diluted EPS calculation. The Company has not yet determined the impact of this standard.

EFFECTS OF INFLATION

Although the Company's operations are influenced by general economic trends, the Company does not believe that inflation has had a material effect on the results of its operations in the last three fiscal years.

The foregoing discussion of the Company's results of operations, liquidity, capital resources and capital expenditures includes certain forward-looking information. Such forward-looking information requires management to make certain estimates and assumptions regarding the Company's expected strategic direction and the related effect of such plans on the financial results of the Company. Accordingly, actual results and the Company's implementation of its plans and operations may differ materially from forward-looking statements made by the Company. The Company encourages readers of this information to refer to the Company's Current Report on Form 8-K, previously filed with the United States Securities and Exchange Commission on April 22, 1997, which identifies certain risks and uncertainties that may have an impact on future earnings and the direction of the Company.

17 DESIGNS, INC. 1996 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

February 1, 1997 and February 3, 1996
                                                                   February 1, 1997   February 3, 1996
(In Thousands)                                                       (Fiscal 1996)      (Fiscal 1995)
------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
    Cash and cash equivalents                                            $   3,390       $  13,941
    Short-term investments (Note C)                                          5,887           5,978
    Accounts receivable                                                        558             473
       Inventories                                                          79,958          58,008
       Deferred income taxes (Note E)                                        1,160             922
       Pre-opening costs, net                                                  524             884
       Prepaid expenses                                                      4,834           3,968
                                                                         -------------------------
       Total current assets                                                 96,311          84,174
Property and equipment, net of accumulated depreciation
    and amortization (Note B)                                               39,216          36,083
Other assets:
    Long-term investments (Note C)                                              --           6,050
    Deferred income taxes (Note E)                                           2,743           2,698
    Intangible Assets, net                                                   3,078           2,901
    Other assets                                                               412             743
                                                                         -------------------------
       Total assets                                                      $ 141,760       $ 132,649
                                                                         =========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                     $  12,194       $   8,185
    Accrued expenses and other current liabilities                           7,046           8,346
    Accrued rent                                                             2,398           2,586
    Income taxes payable                                                     1,353              --
    Current portion of long-term note (Note L)                               1,000             500
                                                                         -------------------------
       Total current liabilities                                            23,991          19,617
                                                                         -------------------------
Long-term note payable (Note L)                                                 --             500

Commitments and contingencies (Note F)

Minority interest (Note K)
                                                                             6,724           6,447
STOCKHOLDERS' EQUITY (NOTE G):
    Preferred Stock, $0.01 par value, 1,000,000 shares authorized, none issued
    Common Stock, $0.01 par value, 50,000,000 shares authorized,
       15,873,000, and 15,818,000 shares issued at February 1, 1997
       and February 3, 1996, respectively                                      159             158
    Additional paid-in capital                                              53,320          52,767
    Retained earnings                                                       59,393          53,160
    Treasury stock at cost, 281,000 shares at February 1, 1997              (1,827)             --
                                                                         -------------------------
       Total stockholders' equity                                          111,045         106,085
                                                                         -------------------------
          Total liabilities and stockholders' equity                     $ 141,760       $ 132,649
                                                                         =========================



The accompanying notes are an integral part of the consolidated financial statements.

18 DESIGNS, INC. 1996 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME

For the fiscal years ending February 1, 1997, February 3, 1996 and January 28, 1995

(In Thousands, Except Per Share Data)                    Fiscal 1996    Fiscal 1995     Fiscal 1994
---------------------------------------------------------------------------------------------------
Sales                                                     $ 289,593      $ 301,074       $ 265,910
Cost of goods sold including occupancy                      203,364        211,989         181,784
                                                          ----------------------------------------
Gross profit                                                 86,229         89,085          84,126

Expenses:
    Selling, general and administrative                      65,936         66,988          52,916
    Restructuring income (Note J)                              --           (2,200)         (3,200)
    Depreciation and amortization                            10,403          8,752           6,879
                                                          ----------------------------------------
Total expenses                                               76,339         73,540          56,595
                                                          ========================================

Operating income                                              9,890         15,545          27,531
Interest expense                                                197            196             609
Interest income                                               1,166          1,591           1,477
                                                          ----------------------------------------
Income before minority interest and income taxes             10,859         16,940          28,399
Less minority interest (Note K)                                 495            425            --
                                                          ========================================
Income before income taxes                                   10,364         16,515          28,399
Provision for income taxes (Note E)                           4,100          6,742          11,496
                                                          ----------------------------------------

Net income                                                $   6,264      $   9,773       $  16,903
                                                          ========================================

Net income per common and common equivalent share         $    0.40      $    0.62       $    1.06

Weighted average common and common equivalent shares
     outstanding                                             15,755         15,770          15,914


The accompanying notes are an integral part of the consolidated financial statements.


19  DESIGNS, INC. 1996 ANNUAL REPORT

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the fiscal years ending February 1, 1997, February 3, 1996 and January 28, 1995


                                                                                      Additional
                                               Common Stock          Treasury Stock    Paid-in     Retained
(In Thousands)                               Shares  Amounts         Shares  Amounts   Capital     Earnings      Total
------------------------------------------------------------------------------------------------------------------------
Balance at January 29, 1994                  15,960   $ 160                           $ 54,507     $ 26,516    $ 81,183

Issuance of Common Stock:
    Exercises under option programs              95       -                                438(1)                   438
    Retirement of shares under the stock
       repurchase program                      (300)     (3)                            (2,326)                  (2,329)
Unrealized loss on investments                                                                         (493)       (493)
Net income                                                                                           16,903      16,903
                                            ----------------------------------------------------------------------------
Balance at January 28, 1995                  15,755   $ 157                           $ 52,619     $ 42,926    $ 95,702
                                            ----------------------------------------------------------------------------

Issuance of Common Stock:
    Exercises under option programs              63       1                                148(1)                   149
Unrealized gain on investments                                                                          461         461
Net income                                                                                            9,773       9,773
                                            ----------------------------------------------------------------------------
Balance at February 3, 1996                  15,818   $ 158                  $     -  $ 52,767     $ 53,160    $106,085
                                            ----------------------------------------------------------------------------


Issuance of Common Stock:
    Exercises under option programs               5                                         24(1)                    24
    Repurchase of 281,000 shares
       under the stock repurchase program                          (281)     $(1,827)                            (1,827)
    Issuance of 50,000 shares as part of the
       Boston Trading Ltd., Inc. acquisition     50       1                                529                      530
Unrealized loss on investments                                                                          (31)        (31)
Net income                                                                                            6,264       6,264
                                            ----------------------------------------------------------------------------
Balance at February 1, 1997                  15,873   $ 159       $(281)     $(1,827) $ 53,320     $ 59,393    $111,045
                                            ----------------------------------------------------------------------------


(1) Net of related tax benefit.


The accompanying notes are an integral part of the consolidated financial statements.

20  DESIGNS, INC. 1996 ANNUAL REPORT

STATEMENTS OF CASH FLOWS

For the fiscal years ending February 1, 1997, February 3, 1996 and January 28, 1995


(In Thousands)                                                        Fiscal 1996     Fiscal 1995     Fiscal 1994
-------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                            $  6,264       $  9,773       $ 16,903
    Adjustments to reconcile to net cash provided by operating activities:
    Depreciation and amortization                                         10,403          8,752          6,879
    Deferred income taxes                                                   (262)          (560)         4,251
    Minority interest                                                        495            425           --
    Gain on sale of stores                                                  --             --           (1,069)
    Loss from sale of investments                                             17             71            464
    Loss (Gain) from disposal of property and equipment                      (35)         1,382            134
  Changes in operating assets and liabilities, net of acquisition:
    Accounts receivable                                                      (85)         3,750            (13)
    Inventories                                                          (21,950)        (2,342)        (8,360)
    Prepaid expenses                                                        (993)        (2,656)            15
    Prepaid income taxes                                                    --             --              (28)
    Income taxes payable                                                   1,480            (98)        (1,374)
    Accounts payable                                                       4,009         (5,025)         6,502
    Restructuring reserve                                                   --             --           (6,422)
    Accrued expenses and other current liabilities                        (1,300)         2,402          2,948
    Accrued rent                                                            (188)        (5,104)           (12)
                                                                        -----------------------------------------
  Net cash (used for) provided by operating activities                    (2,145)        10,770         20,818
                                                                        -----------------------------------------
  Cash flows from investing activities:
    Additions to property and equipment                                  (12,290)       (18,021)       (12,604)
    Incurrence of pre-opening costs                                         (640)        (1,582)          (809)
    Proceeds from disposal of property and equipment                         151             92             75
    Sale of investments                                                    6,072          4,483          8,971
    (Increase) Reduction in other assets                                     322           (218)          (486)
                                                                        -----------------------------------------
  Net cash used for investing activities                                  (6,385)       (15,246)        (4,853)
                                                                        -----------------------------------------
  Cash flows from financing activities:
    Payment for acquisition of a business                                   --           (5,428)          --
    Repayments of long-term debt                                            --             --          (10,000)
    Repurchase of common stock                                            (1,827)          --           (2,329)
    Proceeds from minority shareholder of joint venture                     --            1,560          4,749
    Distributions to minority shareholder                                   (218)          (287)          --
    Issuance of common stock under option program (1)                         24            148            438
                                                                        -----------------------------------------
  Net cash used for financing activities                                  (2,021)        (4,007)        (7,142)
                                                                        -----------------------------------------
Net increase (decrease) in cash and cash equivalents                     (10,551)        (8,483)         8,823
Cash and cash equivalents:
  Beginning of the year                                                   13,941         22,424         13,601
                                                                        -----------------------------------------
  End of the year                                                       $  3,390       $ 13,941       $ 22,424
                                                                        =========================================

(1) Net of related tax benefit.


The accompanying notes are an integral part of the consolidated financial statements.


21  DESIGNS, INC. 1996 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

Designs, Inc. (the "Company") is engaged in the retail sales of clothing and accessories. Levi Strauss & Co. is the most significant vendor of the Company, representing a substantial portion of the Company's merchandise purchases.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries and affiliates. All intercompany accounts, transactions and profits are eliminated.

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabi lities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from estimates.

FISCAL YEAR

The Company's fiscal year is a 52 or 53 week period ending on the Saturday closest to January 31. Fiscal years 1996, 1995, and 1994 ended on February 1, 1997, February 3, 1996, and January 28, 1995, respectively. Fiscal year 1995 was a 53 week period, whereas fiscal years 1996 and 1994 were 52 week periods.

CASH AND CASH EQUIVALENTS

Short-term investments, which have a maturity of ninety days or less when acquired, are considered cash equivalents. The carrying value approximates fair value.

INVENTORIES

Merchandise inventories are valued at the lower of cost or market using the retail method on the last-in first-out basis ("LIFO"). If inventories had been valued on the first-in first-out basis ("FIFO"), inventories at February 1, 1997 and February 3, 1996 would have been approximately $81,150,000 and $58,809,000 respectively. The (provision) benefit for LIFO was ($391,000), $924,000 and $200,000 in fiscal 1996, 1995 and 1994, respectively.

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

    Motor vehicles              Five years
    Store furnishings           Five to ten years
    Equipment                   Five to eight years
    Leasehold improvements      Lesser of useful lives or related lease life
    Software development        Three to five years


INVESTMENTS

The Company's investments, consisting primarily of government securities, are classified as available for sale and are recorded at fair value, in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Fair value is based upon quoted market prices on the last day of the fiscal year. Unrealized changes in value are recorded as a component of stockholders' equity, net of the related deferred tax asset or liability. The Company recorded unrealized losses of $105,000 and $68,000 for fiscal years 1996 and 1995, respectively.

INTANGIBLES

Trademarks and licensing agreements are amortized on a straight line basis over 15 years and three years, respectively. Accumulated amortization for trademark and licensing was $577,000 and $216,000 for fiscal 1996 and 1995, respectively.

PRE-OPENING COSTS

Store opening costs, consisting primarily of payroll and rent, are capitalized when incurred and charged to expense during the first 12 months of store operations. Amortization expense of pre-opening costs was $1,000,000, $1,180,000 and $433,000 for fiscal 1996, 1995 and 1994, respectively.

MINORITY INTEREST

As more fully discussed in Note K, minority interest at February 1, 1997 and February 3, 1996 represents LDJV Inc.'s 30% interest in The Designs/OLS Partnership, a joint venture between Designs JV Corp., a wholly-owned subsidiary of the Company, and LDJV Inc., a wholly-owned subsidiary of Levi's Only Stores, Inc., which is a wholly-owned subsidiary of Levi Strauss & Co.

BANK CHARGES

Bank charges related to credit card sales are recorded as selling expenses.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

NET INCOME PER SHARE

Net income per share of Common Stock is based upon the weighted average number of common, and when greater than 3% dilutive, common equivalent shares outstanding during


22  DESIGNS, INC. 1996 ANNUAL REPORT
the period. Common equivalent shares result from the assumed exercise of dilutive stock options.

During fiscal 1994, the Company's Board of Directors authorized the repurchase of up to two million shares of the Company's Common Stock. The Company repurchased 280,900 shares of the Company's Common Stock during fiscal 1996 at an aggregate cost of $1,827,000. These shares were recorded by the Company as treasury stock, which were reflected as a reduction in shareholders' equity. Shares owned by the Company are not considered outstanding for the computation of earnings per share until re-issued by the Company. In fiscal 1994, the Company repurchased and retired 300,000 shares at a cost of $2,329,000. The retirement of these shares were reflected as a reduction in Common Stock and Additional Paid-in Capital.

NEW ACCOUNTING PRONOUNCEMENT

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128), which is effective for fiscal years ending after December 15, 1997, including interim periods. Earli er adoption is not permitted. However, an entity is permitted to disclose pro forma earnings per share amounts computed under SFAS 128 in the notes to the financial statements in periods prior to adoption. The Statement requires restatement of all prior-period earnings per share data presented after the effective date. SFAS 128 specifies the computation, presentation, and disclosure requirements for earnings per share and is substantially similar to the standard recently issued by the International Accounting Standards Committee entitled "International Accounting Standards, Earnings Per Share." The Company plans to adopt SFAS in 1997 and has not yet determined the impact.

B.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                   February 1,        February 3,
(In Thousands)                         1997              1996
------------------------------------------------------------------
Motor vehicles                      $   379            $   169
Store furnishings                    23,100             20,589
Equipment                             8,357              7,708
Leasehold improvements               33,901             30,978
Purchased software                    5,982              2,576
Construction in progress                257                365
                                    -------            -------
                                     71,976             62,385
Less accumulated depreciation        32,760             26,302
                                    -------            -------
Total property and equipment        $39,216            $36,083
                                    =======            =======

Depreciation expense for fiscal 1996, 1995 and 1994 was $9,042,000, $7,357,000 and $5,452,000, respectively.


C. INVESTMENTS

At February 1, 1997, and February 3, 1996, the Company's investment securities at cost and fair value were as follows:


                                    February 1,            February 3,
                                       1997                   1996
                              --------------------------------------------
(In Thousands)                 Cost    Fair Value       Cost       Fair Value
--------------------------------------------------------------------------------
Short-term investments:
U.S. Government               $5,992   $ 5,887
Mortgage-backed
    securities                                          $ 5,993    $ 5,978
                              --------------------------------------------
Total                         $5,992   $ 5,887          $ 5,993    $ 5,978
                              --------------------------------------------
Long-term investments:
U.S. Government                  -         -            $ 5,834    $ 5,781
Municipal bonds                  -         -                269        269
                              --------------------------------------------
Total                            -         -            $ 6,103    $ 6,050
                              --------------------------------------------
The Company's
investment portfolio
matures as follows:
Less than one year                     $ 5,887                     $ 5,978
1 - 5 years                                                          6,050
                              --------------------------------------------
                                       $ 5,887                     $12,028
                              ============================================

The Company realized losses on the sale of certain investments of $17,200 and $71,000 in fiscal 1996 and 1995, respectively.


D.  DEBT OBLIGATIONS

On July 24, 1996, the Company entered into an amended and restated credit agreement (the "Credit Agreement") with BayBank, N.A. and State Street Bank and Trust Company under which these banks established a credit facility for the Company. This credit facility, which terminates on June 30, 1999, consists of:
(i) a revolving line of credit permitting the Company to borrow up to $15 million, and (ii) a commercial and trade letters of credit facility under which letters of credit, in aggregate amounts up to $45 million, may be issued for the Company's inventory purchases. Under the revolving line of credit portion of the facility, the Company has the ability to issue standby letters of credit up to a total of $750,000. Loans made under this portion of the facility bear interest, subject to adjustment, at BayBank, N.A.'s prime rate or LIBOR-based fixed rate. The Company may increase the commercial and trade letters of credit portion of the facility in increments of $15 million, up to a total of $45 million. Under the Credit Agreement, the Company has agreed not to pay dividends on its Common Stock if such payment would cause the Company to be in default of certain financial ratios. The Company did not pay any dividends in fiscal years 1996 and 1995. The terms of the Credit Agreement require the Company to maintain specific net worth, inventory turnover and cash flow ratios. At February 1, 1997 the Company had outstanding commercial and trade letters


23  DESIGNS, INC. 1996 ANNUAL REPORT
of credit totaling approximately $9.7 million and two outstanding standby letters of credit totaling $451,000.

The Company paid interest and fees of $253,000, $172,000 and $799,000 for the fiscal years 1996, 1995 and 1994, respectively. Fiscal year 1994 includes a prepayment penalty and accelerated write-off of debt issuance of $350,000.

E.  INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." Under SFAS 109, deferred tax assets and liabilities are recognized based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. SFAS 109 requires current recognition of net deferred tax assets to the extent that it is more likely than not that such net assets will be realized. To the extent that the Company believes that its net deferred tax assets will not be realized, a valuation allowance must be placed against those assets.

The components of the net deferred tax asset as of February 1, 1997 and February 3, 1996 are as follows:

                                              February 1,      February 3,
(In Thousands)                                   1997             1996
--------------------------------------------------------------------------------
Deferred tax assets - current:
Inventory reserves                              $  716          $1,145
LIFO reserve                                       444            --
Accrued expenses                                  --               641
                                                ----------------------
Subtotal                                         1,160           1,786
Deferred tax liabilities - current:
LIFO reserve                                      --               864
                                                ----------------------
Net deferred tax asset - current                $1,160          $  922
                                                ----------------------
Deferred tax asset - noncurrent
Excess of book over tax
    depreciation/amortization                   $2,577          $2,560
Capital loss carryforward                          124             117
Unrealized loss on investment                       42              21
                                                ----------------------
Total deferred tax assets - noncurrent          $2,743          $2,698
                                                ======================

The provision for income taxes consists of the following:

                                      Fiscal Years Ending
                          February 1,     February 3,       January 28,
(In Thousands)              1997             1996               1995
--------------------------------------------------------------------------------
Current:
    Federal              $ 3,234           $ 6,241           $ 5,561
    State                  1,149             1,031             1,783
                         -------------------------------------------
                           4,383             7,272             7,344
Deferred:
    Federal                 (223)             (481)            3,382
    State                    (60)              (49)              770
                         -------------------------------------------
                            (283)             (530)            4,152
Total Provision          $ 4,100           $ 6,742           $11,496


The following is a reconciliation between the statutory and effective income tax rates:


                                          Fiscal Years Ending
                                          -------------------
                                February 1,  February 3,  January 28,
                                   1997         1996         1995
--------------------------------------------------------------------------------
Statutory federal
    income tax rate                35.0%        35.0%       35.0%

State income and other taxes,
    net of federal tax benefit      5.8          5.8         5.5
Permanent items and tax credits    (1.2)          -           -
                                   --------------------------------
Effective tax rate                 39.6%        40.8%       40.5%
                                   ================================


The Company paid income taxes of $2,888,000, $7,452,000 and $8,579,000 during fiscal years 1996, 1995 and 1994, respectively. These figures represent the net of payments and receipts.

F.  COMMITMENTS AND CONTINGENCIES

At February 1, 1997, the Company was obligated under operating leases covering store and office space, automobiles and certain equipment for future minimum rentals as follows:

                                      Total
    Fiscal                        (In Thousands)
    --------------------------------------------
    1997                            $ 27,523
    1998                              26,163
    1999                              22,990
    2000                              20,425
    2001                              17,888
    Thereafter                        49,314
                                    --------
                                    $164,303

In addition to minimum rental payments, many of the store leases include provisions for common area maintenance, mall charges, escalation clauses and additional rents based on percentage of store sales above designated levels. The Company signed a new lease for its corporate headquarters in Needham, Mass achusetts during fiscal 1995. The term of the lease is for ten years, ending in November 2005. The lease provides for the Company to pay all related costs associated with the land and headquarters building. The Company has employment agreements with certain executive officers, the initial terms of which expire, unless earlier terminated in accordance with their terms, on October 16, 1998. Such agreements provide for minimum salary levels, adjusted for cost of living increases as well as bonuses as determined by the Compensation Committee of the Company's Board of Directors. The aggregate commitment for future salaries at February 1, 1997, excluding bonuses, was $1,593,000.

Amounts charged to operations for occupancy, excluding a related party lease, were $35,921,000, $32,998,000 and $27,250,000 in fiscal years 1996, 1995 and
1994, respectively. Of these amounts charged to operations, $780,000, $847,000


24  DESIGNS, INC. 1996 ANNUAL REPORT
and $676,000 represent payments based upon a percentage of adjusted gross sales as provided in the lease agreement for the fiscal years ended 1996, 1995 and 1994, respectively. Amounts charged to operations for the related party lease were $150,000, $764,000 and $498,000 in fiscal years 1996, 1995 and 1994, respectively. See Note H for additional information regarding the related party lease. As more fully discussed in Note K, the Company remains principally liable on three leases which were assigned to Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss & Co., in connection with the sale of the Company's Original Levi's(R) Store(TM) located in Minneapolis, Minnesota and the two Dockers(R) Shops located in Minneapolis, Minnesota and Cambridge, Massachusetts. The store leases in Minneapolis and Cambridge expire in January 2003 and January 2002, respectively.

G.  STOCK OPTIONS

The Company's Board of Directors and its stockholders previously approved the 1987 Incentive Stock Option Plan (the "Incentive Plan") pursuant to which, as amended, stock options to purchase up to 787,500 shares of Common Stock may be issued to key employees (including executive officers and directors who are employees). The Incentive Plan is administered by the Compensation Committee of the Company's Board of Directors, which designates the optionees, number of shares for each option grant, option prices (which may not be less than fair value on the date of grant), date of grant, vesting schedule (ranging from three to five years) and period of option (which may not be more than ten years). All Incentive Plan options are non-assignable. The Incentive Plan terminates when all shares issuable thereunder have been issued. The Company's Board of Directors and its stockholders also previously approved the 1987 Non-Qualified Stock Option Plan (the "Non-Qualified Plan") pursuant to which stock options to purchase up to 337,500 shares of Common Stock which are not "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended) may be issued to key employees (including executive officers and directors of the Company) and directors who are not employees of the Company. The Non-Qualified Plan is administered by the Compensation Committee of the Company's Board of Directors, which designates the optionees, number of shares for each option grant, option prices (which may not be less than 85% of the fair market value on the date of grant), date of grant, vesting schedule (ranging from three to five years) and period of option (which may not be more than ten years). All Non-Qualified Plan options are non-assignable. The Non-Qualified Plan terminates when all shares issuable have been issued.

On April 3, 1992, the Board of Directors adopted the 1992 Stock Incentive Plan (the "1992 Plan"), which became effective on June 9, 1992, when it was approved by the stockholders of the Company. Under the 1992 Plan, as amended, up to 1,850,000 shares of Common Stock may be issued pursuant to "incentive stock options" (as defined in Section 422 of the Internal Revenue Code, as amended), options which are not "incentive stock options," conditioned stock awards, unrestricted stock awards and performance share awards. The 1992 Plan is administered by the Compensation Committee, all of the members of which are non-employee directors. The Compensation Committee makes all determinations with respect to amounts and conditions covering awards under the 1992 Plan. Options have never been granted at any price less than fair value on the date of the grant. Options granted to employees, executives and directors typically vest over five, three and three years, respectively. Options granted under the 1992 Plan expire ten years from the date of grant. The 1992 Plan terminates when all shares issuable thereunder have been issued.


25  DESIGNS, INC. 1996 ANNUAL REPORT

A summary of shares subject to the option plans described above is as follows:

1987 INCENTIVE STOCK OPTION PLAN

                                                                          Fiscal Year
                                                           ----------------------------------------
                                                                1996          1995         1994
---------------------------------------------------------------------------------------------------
Outstanding at beginning of year                               96,339       160,561       241,365
Options granted                                                18,500          --            --
Options canceled                                                6,000         1,670        14,720
Options exercised                                              11,533        62,552        66,084
                                                           ----------------------------------------
Outstanding at end of year                                     97,306        96,339       160,561
                                                           ----------------------------------------
Options exercisable at end of year                             76,406        89,139       129,273
Common shares reserved for future grants at end of year         9,105        21,605        19,935
Weighted average exercise price per option:
    Granted during the year                                   $  6.62          --            --
    Canceled during the year                                  $ 11.17       $  2.37       $  8.17
    Exercised during the year                                 $  2.05       $  2.37       $  2.40
    Outstanding at end year of year                           $  4.01       $  3.71       $  3.18


The following table summarizes information about stock options outstanding at February 1, 1997:

                                        Options Outstanding                                   Options Exercisable
------------------------------------------------------------------------------------------------------------------------------
              Range of             Number           Remaining       Weighted Average      Number         Weighted Average
          Exercise Prices       Outstanding      Contractual Life    Exercise Price     Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------------
       $1.62  to    $ 2.34         65,388            3.5 years         $  2.05           64,931            $  2.05
        2.50  to      2.78          2,475            3.6 years            2.67            2,475               2.67
        6.63  to      6.63         18,500            9.5 years            6.63                -                  -
       11.17  to     11.17         11,400            5.3 years           11.17            9,000              11.17
------------------------------------------------------------------------------------------------------------------------------
        1.62  to     11.17         97,306                                                76,406

1987 NON-QUALIFIED STOCK OPTION PLAN


                                                                Fiscal Year
                                                   --------------------------------------
                                                     1996           1995            1994
-----------------------------------------------------------------------------------------
Outstanding at beginning of year                    76,948         76,948         99,448
Options granted                                       --             --             --
Options canceled                                      --             --             --
Options exercised                                     --             --           22,500
                                                   --------------------------------------
Outstanding at end of year                          76,948         76,948         76,948
                                                   --------------------------------------
Options exercisable at end of year                  76,948         76,948         66,148
Weighted average exercise price per option:
Exercised during the year                             --             --           $ 2.34
Outstanding at end of year                          $ 2.53         $ 2.53         $ 2.53


The following table summarizes information about stock options outstanding at February 1, 1997:

                                        Options Outstanding                                   Options Exercisable
------------------------------------------------------------------------------------------------------------------------------
              Range of             Number           Remaining       Weighted Average      Number         Weighted Average
          Exercise Prices       Outstanding      Contractual Life    Exercise Price     Exercisable      Exercise Price
------------------------------------------------------------------------------------------------------------------------------
          $2.34 to $2.67         76,948            3.7 years           $ 2.53             76,948            $  2.53


26   DESIGNS, INC. 1996 ANNUAL REPORT

1992 STOCK INCENTIVE PLAN

                                                                                 Fiscal Year
                                                                ---------------------------------------------
                                                                   1996              1995              1994
-------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                                1,520,050         1,298,950         1,091,150
Options granted                                                   301,250           440,500           406,000
Options canceled                                                  160,900           219,400           191,600
Options exercised                                                      --                --             6,600
                                                                ---------------------------------------------
Outstanding at end of year                                      1,660,400         1,520,050         1,298,950
                                                                ---------------------------------------------
Options exercisable at end of year                                937,496           698,180           445,966
Common shares reserved for future grants at end of year           174,200           314,550           535,650
Weighted average exercise price per option
    Granted during the year                                     $    6.72         $    8.93         $   12.77
    Canceled during the year                                    $   10.10         $   10.50         $   14.69
    Exercised during the year                                          --                --         $   11.17
    Outstanding at end of year                                  $   12.00         $   12.85         $   14.59


The following table summarizes information about stock options outstanding at February 1, 1997:

                                        Options Outstanding                                   Options Exercisable
-------------------------------------------------------------------------------------------------------------------------
              Range of             Number           Remaining       Weighted Average      Number         Weighted Average
          Exercise Prices       Outstanding      Contractual Life    Exercise Price     Exercisable      Exercise Price
-------------------------------------------------------------------------------------------------------------------------
         $ 6.13 to $ 9.00         647,050           8.6 years         $  7.71           110,866           $  8.52
          10.50 to  15.25         547,450           6.2 years           11.90           409,064             11.85
          16.50 to  21.50         465.900           6.3 years           18.08           417,566             18.13
-------------------------------------------------------------------------------------------------------------------------
          6.13  to  21.50       1,660,400                                               937,496

On July 26, 1993, stock options covering an aggregate of 67,500 shares of Common Stock were granted outside of the Incentive Plan, the Non-Qualified Plan and the 1992 Plan to the non-employee directors of the Company. Each of these options has an exercise price of $17.50 per share and each remained outstanding as of the end of fiscal 1996. These options became exercisable in three equal installments commencing twelve months following the date of grant and have a 10 year term.

When shares are sold within one year of exercise or within two years from date of grant, the Company derives a tax deduction measured by the excess of the market value over the option price at the date the shares are sold, which approximated $27,980, $239,000 and $511,000 in fiscal years 1996, 1995 and 1994, respectively.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. FASB Statement No. 123 "Accounting for Stock-Based Compensation" (FAS 123) was issued by the FASB in 1995 and requires the company to elect either expense recognition under FAS 123 or its disclosure-only alternative for stock-based employee compensation. The Company has elected the disclosure-only alternative and accordingly has disclosed the pro forma net income or loss and per share amounts using the fair value based method.

Had compensation costs for the Company's grants for stock-based compensation been determined consistent with FAS 123, the Company's net income, and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                   Fiscal Years Ended
                                                 February 1,    February 3,
(In Thousands, Except Per Share Amounts)             1997           1996
--------------------------------------------------------------------------------
Net income - as reported                           $6,264         $9,773
Net income - pro forma                              5,933          9,621
Earnings per share - as reported                   $ 0.40         $ 0.62
Earnings per share - pro forma                       0.38           0.61


The effects of applying FAS 123 in this pro forma disclosure are not likely to be representative of the effects on reported net income for future years. FAS 123 does not apply to awards prior to 1995 and additional awards are anticipated.

The fair value of each option grant is estimated on the date of grant using the Black Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 1996 and 1995: expected volatility of 51.96%; risk free interest rate of 6.3% and 6.1% in fiscal 1996 and 1995, respectively; and expected lives of 4.5 years. No dividend rate was used for fiscal 1996 or 1995. The weighted average fair value of options granted in fiscal 1996 and 1995 was $3.35 and $4.43, respectively.


27  DESIGNS, INC. 1996 ANNUAL REPORT

H.  RELATED PARTIES

Until April 30, 1996, the Company leased its headquarters in Chestnut Hill, Massachusetts, from Durban Trust, a nominee trust of which the sole beneficiary is a partnership affiliated with Stanley I. Berger, the Chairman of the Board of the Company, and Calvin Margolis, a former director of the Company. The general partner of the beneficiary is a corporation controlled by Mr. Berger and the estate of Mr. Margolis, and the only limited partners of the beneficiary are Mr. Berger and the estate of Mr. Margolis, individually. Total rent paid to Durban Trust in fiscal 1996, 1995 and 1994 was approximately $150,000, $764,000 and $491,000, respectively. When the lease expired April 30, 1996, the Company moved its headquarters to Needham, Massachusetts. See Note F. Bernard M. Manuel, a Director of the Company, is the Chairman of the Board of Cygne Designs, Inc. During fiscal year 1995, Cygne Designs, Inc. provided sourcing for the Company's private label products. The Company paid $311,000 for merchandise purchased from Fenn Wright & Manson, Inc., a division of Cygne Designs, Inc. No products were purchased from Cygne Designs, Inc. or its affiliates in fiscal 1996.

I.  EMPLOYEE BENEFIT PLANS

The Company has a defined contribution 401(k) plan which covers all eligible employees who have completed one year of service. Under this plan, the Company may provide matching contributions up to a stipulated percentage of employee contributions. The plan is fully funded by the Company; and the matching contribution, if any, is established each year by the Board of Directors. For fiscal 1996, the matching contribution by the Company was set at 50% of contributions by eligible employees up to a maximum of 6% of salary. The Company recognized $231,000, $229,000 and $205,000 of expense under this plan in fiscal 1996, 1995 and 1994, respectively.

J.  RESTRUCTURING

In fiscal 1993, the Company recorded a non-recurring pre-tax charge of $15.0 million to cover the costs associated with the closing of 15 of its poorest performing Designs stores. The earnings and cash flow benefit derived from the restructuring totaled $2.7 million for fiscal 1995 and $1.6 million for fiscal 1994, respectively. The costs to close these 15 stores totaled $9.6 million, comprised of $6.1 million cash and $3.5 million of noncash costs. Total costs of $9.6 million to close the 15 stores were less than the original pre-tax $15.0 million estimate, primarily due to favorable negotiations with landlords. The remaining reserve was recognized in fiscal 1995 and fiscal 1994 as non-recurring pre-tax income in the amount of $2.2 million and $3.2 million, respectively.

K.  FORMATION OF JOINT VENTURE

On January 28, 1995, Designs JV Corp., a wholly-owned subsidiary of the Company, and a subsidiary of Levi's Only Stores, Inc., a wholly-owned subsidiary of Levi Strauss & Co., entered into a partnership agreement (the "Partnership Agreement") to sell Levi's(R) brand jeans and jeans-related products. The joint venture that was established by the Partnership Agreement is known as The Designs/OLS Partnership (the "OLS Partnership"). The Company previously announced that the OLS Partnership plans to open and operate thirty-five to fifty Original Levi's(R) Stores(TM) and Levi's(R) Outlets throughout eleven Northeast states and the District of Columbia through the end of fiscal 1999. This includes the eleven Original Levi's(R) Stores(TM) and ten Levi's(R) Outlets open at the end of fiscal 1996. The Levi's(R) Outlet stores owned by the OLS Partnership sell only Levi's(R) brand products and end of season and close-out products from the Original Levi's(R) Stores(TM).

In connection with the formation of the joint venture, Designs JV Corp. contributed, for a 70% interest in the joint venture, eight of the Company's then existing Original Levi's(R) Stores(TM) and three leases for then unopened stores in New York City, Nanuet, New York, and White Plains, New York. These stores are included in the 35 to 50 stores described above. At the same time, LDJV Inc., the joint venture subsidiary of the Levi's Only Stores, Inc., contributed approximately $4.7 million in cash to the joint venture in exchange for a 30% interest.

During October 1995, Designs JV Corp. and LDJV Inc. agreed to provide an additional capital contribution of cash totaling $5.2 million to the OLS Partnership to fund its capital expenditures needs. Designs JV Corp. and LDJV Inc. contributed $3,640,000 and $1,560,000, respectively.

In accordance with the Partnership Agreement, the OLS Partnership distributed $505,000 and $218,000 in fiscal 1996 to Designs JV Corp. and LDJV Inc., respectively. In fiscal 1995, the OLS Partnership distributed $670,000 and $287,000 to Designs JV Corp. and LDJV Inc., respectively. These distributions represented funds sufficient for each of the partners to pay taxes associated with the earnings of the OLS Partnership for the fiscal years ended February 1, 1997 and February 3, 1996.

The term of the OLS Partnership is ten years; however, the Partnership Agreement contains certain exit rights that enable

28  DESIGNS, INC. 1996 ANNUAL REPORT
either partner to buy or sell its interest in the OLS Partnership after five years. The Partnership Agreement provides for certain special capital account allocations and cash distributions, but otherwise allocates and distributes income in proportion to the partners' percentage ownership.

During the third quarter of fiscal 1996, the Company entered into a Credit Agreement (the "OLS Credit Agreement") with the OLS Partnership and Levi's Only Stores, Inc. under which the Company and Levi's Only Stores, Inc. are committed, when requested, to make advances to the OLS Partnership in amounts up to $3.5 million and $1.5 million, respectively. This credit facility bears interest at BayBank, N.A.'s prime rate and expires on September 30, 1997, unless terminated earlier pursuant to other provisions of the OLS Credit Agreement. The OLS Credit Agreement also provides that there will be no credit advances outstanding on the last day of the fiscal year. There were no credit advances outstanding under this facility at February 1, 1997.

For financial reporting purposes, the OLS Partnership's assets, liabilities and results of operations are consolidated with those of the Company and LDJV Inc.'s 30% interest in the OLS Partnership is included in the Company's financial statements as minority interest.

L. BOSTON TRADING LTD., INC. ACQUISITION

On May 2, 1995, the Company acquired certain assets of Boston Trading Ltd., Inc. ("Boston Trading") in accordance with the terms of an Asset Purchase Agreement dated April 21, 1995, among Boston Trading, Designs Acquisition Corp., the Company and others (the "Purchase Agreement"). The Company paid $5,428,000 million in cash, financed by operations, and delivered a non-negotiable promissory note in the principal amount of $1,000,000 (the "Purchase Note"). The principal amount of the Purchase Note is payable in two equal annual installments through May 1997. The note bears interest at the published prime rate and is payable semi-annually from the date of acquisition.

In conjunction with the Asset Purchase Agreement, the Company also issued a total of 50,000 shares of its Common Stock to the former stockholders of Boston Trading, subject to certain rights and restrictions. These shares are considered outstanding for purposes of calculating weighted average shares outstanding. The fair value of these shares on the date of issuance was included in the acquisition price.

In the first quarter of fiscal 1996, the Company asserted certain indemnification rights under the Asset Purchase Agreement. In accordance with the Asset Purchase Agreement, the Company, when exercising its indemnification rights, has the right, among other courses of action, to offset against the payment of principal and interest due and payable under the Purchase Note. Accordingly, the Company did not make the $500,000 payment of principal on the Purchase Note that was due on May 2, 1996. The Company has paid all interest due through February 1, 1997, in accordance with the terms of the Purchase Note.

M. SHAREHOLDER RIGHTS PLAN

On May 1, 1995, the Board of Directors of the Company adopted a Shareholder Rights Plan. Pursuant to the Plan, the Company entered into a Shareholder Rights Agreement ("Rights Agreement") between the Company and its transfer agent. Pursuant to the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred stock purchase right (the "Right(s)") for each outstanding share of the Company's Common Stock to stockholders of record as of the close of business on May 15, 1995. Initially, these Rights are not exercisable and will trade with the shares of the Company's Common Stock. In the event that a person becomes an "acquiring person" or is declared an "adverse person" as each such term is defined in the Rights Agreement, each holder of a Right (other than the acquiring person or the adverse person) would be entitled to acquire such number of shares of preferred stock which are equivalent to the Company's Common Stock having a value of twice the then-current exercise price of the Right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's Common Stock having a value of twice the exercise price of the Right.


29  DESIGNS, INC. 1996 ANNUAL REPORT

N.  SELECTED QUARTERLY DATA (UNAUDITED)

                                         First          Second          Third           Fourth           Full
(In Thousands Except Per Share Data)    Quarter         Quarter        Quarter          Quarter          Year
---------------------------------------------------------------------------------------------------------------
Fiscal Year 1996
Net Sales                             $ 59,336         $ 66,524        $ 84,958        $ 78,775        $289,593
Gross Profit                            16,157           20,565          27,646          21,861          86,229
Net income                              (1,145)             553           4,664           2,192           6,264
Net income per common and
    common equivalent share              (0.07)            0.03            0.30            0.14            0.40
Fiscal Year 1995
Net Sales                             $ 57,337         $ 66,993        $ 89,217        $ 87,527        $301,074
Gross Profit                            16,197           19,877          29,314          23,697          89,085
Non-recurring income
    on restructuring                     2,200               --              --              --           2,200
Net income                               1,597            1,193           5,034           1,949           9,773
Net income per common and
    common equivalent share               0.10             0.08            0.32            0.12            0.62


Historically, the Company has experienced seasonal fluctuations in net sales, gross profit and net income, with increases occurring during the Company's third and fourth quarters as a result of "Fall" and "Holiday" seasons. Quarterly sales comparisons are not necessarily indicative of actual trends, since such amounts also reflect the addition of new stores, closing of stores and the remodeling of stores during these periods.

30  DESIGNS, INC. 1996 ANNUAL REPORT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING


The integrity and objectivity of the financial statements and the related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, where necessary, the best estimates and judgements of management.

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


/s/ Joel H. Reichman                                     /s/ Carolyn R. Faulkner
Joel H. Reichman                                         Carolyn R. Faulkner
President and Chief Executive Officer                    Vice President and
                                                         Chief Financial Officer

31  DESIGNS, INC. 1996 ANNUAL REPORT

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Designs, Inc:

We have audited the accompanying consolidated balance sheets of Designs, Inc. as of February 1, 1997 and February 3, 1996 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Designs, Inc. as of February 1, 1997 and February 3, 1996, and the consolidated result of its operations and its cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.

Boston, Massachusetts
March 10, 1997

32  DESIGNS, INC. 1996 ANNUAL REPORT

CORPORATE & SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Stanley I. Berger
Chairman of the Board of Directors

James G. Groninger
President
The BaySouth Company

Bernard M. Manuel
Chairman of the Board
and Chief Executive Officer
Cygne Designs, Inc.

Joel H. Reichman
President and Chief Executive Officer

Melvin I. Shapiro
Partner
Tofias, Fleishman & Shapiro & Co., P.C.

Peter L. Thigpen
Partner
Executive Reserves

EXECUTIVE OFFICERS

Joel H. Reichman
President and Chief Executive Officer

Scott N. Semel
Executive Vice President
General Counsel and Secretary

Mark S. Lisnow
Senior Vice President
Merchandising

Carolyn R. Faulkner
Vice President and
Chief Financial Officer

CORPORATE OFFICERS

Curt Carlile
Vice President
Training and Operational Support

George F. Cavedon
Divisional Vice President
Levi's(R) Outlet by Designs Stores

Mary Ann Chenell
Vice President
Human Resources

James F. Duval
Divisional Vice President
Designs Stores

Jan Falcione
Divisional Vice President
Boston Trading Co.(SM) Stores

Martin Goldstein
Vice President
Construction and Design

Alan B. Gruber
Vice President
Ethics and Corporate Compliance

Anthony E. Hubbard
Vice President
Deputy General Counsel
and Assistant Secretary

Ben P. Lentini
Vice President
General Merchandise Manager

Vincent Jay Maffucci
Vice President
Treasurer

Maria T. McLeod
Vice President
Technology and Information Systems

Daniel L. Murphy
Vice President
Controller

Daniel O. Paulus
General Manager
The Designs/OLS Partnership

Janice G. Roberts
Vice President
Planning and Allocation

Brian J. Sequin
Divisional Vice President
Boston Traders(R) Outlet Stores

Michael E. Strubing
Vice President
Logistics

Roderick M. Wills
Vice President
Merchandising and Planning
Boston Traders(R) Outlet Stores

CORPORATE OFFICES

66 B Street
Needham, MA  02194
(617) 444-7222


33  DESIGNS, INC. 1996 ANNUAL REPORT

SHAREHOLDER INFORMATION

STOCK LISTING

The company's common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "DESI."

COMMON STOCK PRICES

The following table sets forth, for the periods indicated, the high and low per share sales prices of the common stock, as reported on the Nasdaq consolidated reporting system.

Fiscal Year Ending
February 1, 1997                         High      Low
--------------------------------------------------------------------------------
First Quarter                            7 1/8    5 3/4
Second Quarter                           7 3/4    5 1/4
Third Quarter                            7 1/8    5 1/2
Fourth Quarter                           7 1/8    5 1/2

Fiscal Year Ending
February 3, 1996                         High      Low
--------------------------------------------------------------------------------
First Quarter                           10 5/8    7 1/4
Second Quarter                          11 1/4    8
Third Quarter                           10        6 3/4
Fourth Quarter                           8 7/8    5 5/8

As of March 20, 1997, based upon data provided by independent shareholder communication services and the transfer agent for the common stock, there were approximately 500 holders of record of common stock and 9,000 beneficial holders of common stock.

DIVIDEND POLICY

The company currently pays no cash dividends on its common stock. See Note D of Notes to Consolidated Financial Statements.

ANNUAL MEETING

The 1997 Annual Meeting of Stockholders of Designs, Inc. will be held on Tuesday, June 10, 1997 at 8:00 a.m. at the Sheraton Needham Hotel, 100 Cabot Street, Needham, Massachusetts.

FINANCIAL INFORMATION

Requests for financial information should be directed to the Investor Relations Department at the company's headquarters: Designs, Inc., 66 B Street, Needham, MA 02194 (617) 444-7222. A copy of the company's Annual Report on Form 10-K for the fiscal year ended February 1, 1997, filed with the Securities and Exchange Commission, may be obtained without charge upon request to the Investor Relations Department.

DESIGNS, INC. SHAREHOLDER INFORMATION LINE

By dialing the Designs, Inc. Shareholder Information Line, shareholders can obtain the company's latest financial information and news announcements, including sales and earnings releases. The service also may be used to request printed material, to be sent via mail or fax. To access the service, call 1-888-DESI-333.

Approximate reporting dates for fiscal year 1997 quarterly earnings are:

Quarter 1:                         May 19, 1997
Quarter 2:                         August 18, 1997
Quarter 3:                         November 17, 1997
Quarter 4 and Fiscal year end:     March 9, 1998

TRANSFER AGENT AND REGISTRAR

Inquiries regarding stock transfer requirements, address changes and lost stock certificates should be directed to:

Bank of Boston
c/o BostonEquiServe Limited Partnership
P.O. Box 8040
Boston, MA 02266-8040
(617) 575-3120

INDEPENDENT ACCOUNTANTS

Coopers & Lybrand L.L.P.
Boston, Massachusetts

TRADEMARKS

Boston Traders(R) and Traders Collection(R) are registered trademarks, and Boston Trading Co.(SM) is a trademark, of Designs, Inc.

Levi's(R) and Dockers(R) are registered trademarks, and Original Levi's(R) Store(TM) is a trademark, of Levi Strauss & Co.


34  DESIGNS, INC. 1996 ANNUAL REPORT

                              [DESIGNS, INC. LOGO]


                                66 B Street
                                Needham, MA 02194